As filed with the Securities and Exchange Commission on February 13, 1998.






                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                _______________


                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                        PURSUANT TO SECTION 12(B) OR (G)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                          CAMELOT MUSIC HOLDINGS, INC.
             (Exact name of registrant as specified in its charter)


DELAWARE                                                13-3735306
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

8000 FREEDOM AVENUE, N.W.
NORTH CANTON, OHIO                                         44720
(Address of principal executive offices)                 (Zip Code)



Registrant's telephone number, including area code: (330) 494-2282

Securities to be registered pursuant to Section 12(b) of the Act:

                       None

Securities to be registered pursuant to Section 12(g) of the Act:


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                                (Title of Class)

                    FORWARD LOOKING AND CAUTIONARY STATEMENTS

          This Registration Statement contains certain "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements include statements in "Business -- The Business Restructuring" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company's actual financial condition and results of operation could differ materially from those anticipated depending upon, among other things, changes in the competitive environment for the Company's products, technological changes affecting the pre-recorded music industry, the continued availability of customary trade terms from the Company's suppliers, the successful completion of the acquisition of the stores of The Wall Music, Inc. and the integration of such stores into the Company, the release by the music industry of "hit releases" and general economic factors in markets where the Company's products are sold.

ITEM 1.   BUSINESS

General

          Camelot Music Holdings, Inc. ("CMH" or "Registrant") was incorporated under Delaware law on September 30, 1993. CMH acquired all of the outstanding common stock of Camelot Music, Inc., a Pennsylvania corporation ("Camelot"), on November 12, 1993 (the "Acquisition"). CMH and Camelot, collectively with their subsidiaries, are hereinafter referred to as the "Company". The Company is one of the largest retailers of pre-recorded music in the United States, with revenues of approximately $396.5 million in its fiscal year ended March 1, 1997 and 305 stores. The Company also sells pre-recorded videocassettes, blank audio and videocassettes and related products. Camelot was founded in 1956 as a music rack jobber and opened its first retail store in 1965. The Company grew to 200 stores by 1987 and to 400 stores by 1994. On December 10, 1997, the Company entered into a definitive agreement to purchase substantially all of the assets and assume certain liabilities of The Wall Music, Inc., a Pennsylvania corporation ("The Wall"), which is also a retailer of pre-recorded music. Upon consummation of such acquisition, the Company will operate approximately 450 stores throughout the United States. All of these stores are leased, and the vast majority are located in shopping malls.

          The principal executive offices of CMH are located at 8000 Freedom Avenue, N.W., North Canton, Ohio, 44720, and its telephone number is (330) 494-2282.

Background

          On November 12, 1993, Investcorp S.A. arranged for certain institutional investors and Camelot senior management to purchase the stock of Camelot for $420 million (the "Camelot Acquisition"). This purchase price was funded with $80 million in cash, $240 million of borrowings from institutional lenders (the "Camelot Acquisition Lenders"), $50 million of subordinated debentures (the "Subordinated Debentures") and $50 million of Camelot's preferred stock held by CMH. Camelot's repayment obligations to the Camelot Acquisition Lenders were governed by the provisions of a certain Credit Agreement dated as of November 12, 1993 (the "Credit Agreement") and were collateralized by Camelot's real property and certain of its other assets. CMH guaranteed these obligations and pledged its equity interest in Camelot in support of its guarantee.

          Throughout much of the 1980s, the Company, and the music retail industry in general, enjoyed rapid growth in sales and earnings fueled by the introduction of new products and the release of extremely popular records. The most important new product was the compact disc ("CD"). The popularity of the CD format caused many consumers to replace their old vinyl album and cassette collections with CDs.

          Subsequent to the Camelot Acquisition, the expansion of the retail music business attracted new entrants into the industry, and competition increased dramatically. Camelot was forced to compete not only with its traditional mall-based rivals, but also with music clubs offering, for example, eight CDs for a penny, and with large, off-mall electronics retailers that began to use low-priced CDs and cassettes to attract customers. At approximately the same time, the replacement CD market contracted as more and more consumers completed the replacement of their old vinyl record and cassette collections with CDs.

          This increased competition and contraction of the replacement CD market together with the absence of new "mega hits" and a lack of new technology formats combined to depress profit margins for pre-recorded music retailers generally in the mid-1990s. Traditional mall-based music retailers, such as Camelot, saw their share of pre-recorded audio and video revenues decrease as new competitors attracted by the growth in the industry in the 1980s proliferated. Several music retailers such as Wherehouse Entertainment, Inc., Peaches Entertainment, Peppermint Records, Strawberries, Inc. and Kemp Mill Music, filed for bankruptcy; others underwent out-of-court financial restructurings.

          These industry conditions, combined with Camelot's substantial obligations to service its debt, impaired Camelot's business and caused Camelot to violate several covenants in the Credit Agreement. In December 1995, Camelot could no longer meet the requirements for further borrowings under the Credit Agreement. This inability to borrow severely restricted Camelot's ability to pay its major inventory suppliers.

Chapter 11 Petitions; Plan of Reorganization

          Throughout the first half of 1996, the Company attempted to resolve its difficulties in the context of an out-of-court restructuring. While Camelot made substantial progress in obtaining concessions from certain creditor constituencies, the Company determined that bankruptcy filings would provide the best means of achieving the required restructuring of Camelot's obligations.

          On August 9, 1996 (the "Petition Date"), CMH and Camelot (as well as Camelot's wholly owned inactive subsidiaries, G.M.G. Advertising, Inc. ("GMG") and Grapevine Records and Tapes, Inc. ("Grapevine" and, collectively with CMH, Camelot and GMG, the "Debtors") filed voluntary petitions for relief under Chapter 11 of title 11 of the United States Code, as amended (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). As of the Petition Date, Camelot had, among other obligations, total debt outstanding under the Credit Agreement and pursuant to the Subordinated Debentures of approximately $354 million and trade payables of approximately $55 million net of goods returned. As of the Petition Date, CMH had total debt of approximately $108 million, relating to debentures that it had issued in connection with the Camelot Acquisition, and approximately $296 million relating to its guaranty of Camelot's obligations under the Credit Agreement.

          The Debtors' Second Amended Joint Plan of Reorganization, dated November 7, 1997 (the "Plan of Reorganization") was confirmed by the Bankruptcy Court on December 12, 1997 and became effective on January 27, 1998 (the "Effective Date"). The Plan of Reorganization was the product of negotiations among the Debtors, the Camelot Acquisition Lenders, Camelot's major inventory suppliers and the Official Committee of Unsecured Creditors appointed in the bankruptcy case.

The Financial Restructuring

          Under the Plan of Reorganization, substantially all of the claims against Camelot existing as of the Petition Date were exchanged for shares of Common Stock of CMH, par value $0.01 per share (the "Common Stock").
Specifically, approximately $380.1 million of unsecured claims against Camelot were exchanged for approximately 7,600,000 shares of Common Stock at the ratio of one share of Common Stock for each $47.95 of claim, and approximately $41.5 million of secured claims received approximately 2,200,000 shares of Common Stock, at the ratio of one share of Common Stock for each $18.75 of claim. An additional 560,000 shares of Common Stock could be issued in the event that certain disputed claims against Camelot are ultimately allowed. Furthermore, under the Plan of Reorganization, all prepetition interests in CMH have been cancelled.

          The Company's obligations under the Credit Agreement were fully satisfied through the distributions of Common Stock described above. During the bankruptcy proceedings, the Company entered into an agreement with various lenders to obtain debtor-in-possession financing (the "DIP Agreement"). The DIP Agreement was terminated in connection with the consummation of the Plan of Reorganization. At the time of its termination, there were no outstanding borrowings thereunder. On the Effective Date, the Company entered into a new revolving credit facility (the "New Working Capital Facility") with a syndicate of financial institutions providing advances of up to $50 million during peak periods and $35 million during non-peak periods. Such amounts likely will be reduced, however, to $35 million and $20 million respectively, if the acquisition of The Wall is not consummated. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - - Liquidity and Capital Resources."

The Business Restructuring

          In 1995 and 1996 the intense competition among existing retailers and new entrants, combined with a lack of new hit releases, had an adverse impact on certain of the Company's retail markets. In conjunction with the financial restructuring, the Company responded by restructuring its business. The Company's restructuring included closing underperforming stores, improving operating efficiencies and identifying and eliminating unproductive inventory through returns to suppliers or liquidation sales. To reduce its portfolio of stores to a strong core of profitable locations in desirable geographic markets, the Company focused on improving profitability of existing stores and closing unprofitable stores.

          The table below sets forth the store openings and closings over the past two fiscal years and the first three quarters of fiscal 1997. Store closings were not concentrated in a particular geographic region.

                                        39 WEEKS ENDED
                                       NOVEMBER 29, 1997             FISCAL 1996                 FISCAL 1995
                                           --------                  -----------                 -----------
Beginning of the Period                      315                         388                         401
Openings                                       0                           0                          14
Closings                                      (8)                        (73)                        (27)
                                             ----                        ----                        ----
End of the Period                            307                         315                         388
                                             ====                        ====                        ====

          In addition to the store closings detailed above, the Company obtained temporary rent concessions on approximately one-half of the remaining stores in the portfolio. The effect of these concessions is anticipated to reduce store occupancy expense by approximately $4 million over a four year period. The concessions will be renegotiated at the end of their terms.

          The Company currently operates 305 stores and expects that it will acquire approximately 145 additional stores through the acquisition of The Wall (See "The Wall Acquisition" below).

The Wall Acquisition

          The Company has entered into a definitive agreement whereby a subsidiary of Camelot will purchase substantially all of the assets and assume certain liabilities (related to hired employees and customer obligations aggregating approximately $3 million) of The Wall for approximately $26 million, plus net working capital delivered at closing which is estimated to be $47 million (the "Wall Acquisition"). The Wall is a specialty music retailer operating 150 stores in ten (10) states. The Wall sells CDs, cassettes, pre-recorded videocassettes and other entertainment products and related accessories. The purchase price will be funded with cash from operations and, to the extent necessary, through a drawing on a letter of credit to be issued under the New Working Capital Facility. The Company believes that the operations of The Wall will complement the Company's operations by providing entry into important markets in the Northeast and Middle Atlantic regions, where the Company has relatively few locations. The Wall Acquisition will also enable the Company to capitalize on synergies through the elimination of duplicative corporate overhead expenses and the more productive utilization of the Company's distribution center. The Company does not intend to renew the lease of The Wall's distribution center when it expires in August 1998 and will operate the distribution activity of the combined companies from the Company's existing facility. All severance obligations resulting from the closing of The Wall's facility will be borne by The Wall. If The Wall is unable to convey the leases to all of its stores, the purchase price will be decreased accordingly. The Company anticipates that the number of non-transferred leases will not be material.

Products

          The Company's stores focus on providing a broad selection of pre-recorded music, but also carry a limited selection of pre-recorded videocassettes, blank audio and videocassettes, and related products. During the past several years, sales of pre-recorded music have accounted for approximately 90% of the Company's revenues. The Company seeks to establish itself as the mall-based music specialist. Its motto is "No One Knows Music Better".

          The Company's stores offer a wide array of compact discs and pre-recorded audio cassettes. Sales of CDs are expected to continue to become a larger portion of total pre-recorded music sales, while sales of pre-recorded audio cassettes are expected to decline as a proportion of such sales. The Company's strategy is to provide a greater number of titles to choose from than its mall-based rivals. The Company's stores typically carry between approximately 19,000 and 25,000 titles of pre-recorded music depending on store size and location. These titles include "hits," which represent the best selling newer releases, and catalog items, which represent older but still popular releases that customers purchase to build their collections.

          The Company insures the availability of the most popular hits while maximizing the selection of popular catalog titles. Store management works with corporate merchandise allocators to tailor product offering to local customer tastes and to maximize the availability of the most popular items at each store relative to store size and location.

          The Company also offers pre-recorded video cassettes, blank audio and videocassettes, music and tape care products, carrying cases, storage units, sheet music and personal electronics for sale in its stores. Typically, the Company's stores carry approximately 750 to 1,000 titles of pre-recorded videocassettes depending on the size and location of each store. The Company has discontinued sales of lower margin laser and computer software products in an effort to focus on its higher margin pre-recorded music business.

Distribution

          Central to the Company's strategy of providing broad merchandise selection to its customers is its ability to distribute product quickly and cost-effectively to its stores. The Company's distribution center, located adjacent to the corporate headquarters in North Canton, Ohio, receives and ships the vast majority of merchandise (although many new releases are shipped directly to the stores from suppliers). Distribution center employees pick, pack and ship over 37 million units annually. The Company's sophisticated inventory management systems link together store point-of-sale merchandising and distribution systems, enabling the distribution center to replenish inventory in stores within 2 to 4 days of sale, depending upon geographic proximity to the distribution facility.

          The distribution center currently operates at approximately 35% of total capacity, providing sufficient excess capacity to support significant future store growth, including through the Wall Acquisition.

          Inventory is shipped to every store at least once a week via several common carriers, supplemented with expedited shipments as required by individual store sales velocity analysis. All carriers are "less-than-load" carriers enabling the Company to maximize transportation efficiencies while minimizing costs.

Marketing

          The Company employs marketing and advertising programs to increase customer awareness of Camelot as the mall music specialist. The programs include regular use of local, regional and national media outlets such as radio, television, newspaper, magazines, freestanding inserts, direct mail and the Company's site on the World Wide Web. While emphasizing Camelot's music specialist position, the Company's marketing programs also promote the immediate availability of new "hit" music releases as well as the Company's extensive catalog selection.

          In the retail entertainment industry, music and video companies generally provide funds on a title-by-title basis to promote new releases and, occasionally, on a label-wide basis. When the Company runs pre-authorized advertising with respect to a specific title or label, the related supplier generally reimburses the Company for 100% of the cost of such advertising as well as the associated costs of production and development of the creative concept. A significant portion of the Company's total advertising costs have been funded by suppliers through these programs.

          Camelot discontinued the manual "punch card" version of its "Repeat Performer" frequent buyer program in mid-1997, thereby reducing expenses. In place of the manual version of the Repeat Performer program, the Company initiated a limited chainwide roll-out of an electronic, automated frequent buyer program to its most frequent and highest spending customers. The manual version of the program was not capable of tracking sales or providing customer-specific or transaction-specific data. The automated Repeat Performer program captures demographic and music preference data upon customer sign-up as well as item-specific transaction data each time Repeat Performer customers make a purchase. Customers are rewarded for attaining specific purchase levels by receiving discounts on merchandise. The rewards encourage loyalty and promote use of the bar-coded Repeat Performer card at each transaction. The Company thereby obtains valuable information about the buying preferences of its most loyal customers. The collected data is used to develop customer-specific direct mail programs which are designed to generate increased sales levels and purchase frequency. The direct mail programs generally are funded by music and video companies who wish to promote their products directly to Camelot customers who are known to purchase items similar to the advertised titles.

Suppliers

          The Company purchases its pre-recorded music directly from a large number of manufacturers. Approximately 75% of purchases are made from six suppliers. Approximately 20 other vendors account for an additional 18% of purchases. Historically, Camelot has enjoyed trade terms that have generally included (a) the ability to return unsold current releases at invoice cost less customary merchandise return charges, (b) a 2% discount for payments made within 60 days of invoice and (c) credit limits sufficient to permit at least 60 days dating on inventory purchases. Return privileges enable the Company to ensure that it will have sufficient product in stock to meet customer demand without subjecting the Company to extensive risk that a particular item will not meet sales expectations. During the bankruptcy proceedings, the Company's access to these customary trade terms was severely limited. In connection with its emergence from bankruptcy, the Company obtained commitments from approximately 40 suppliers, including its six largest vendors, to provide the Company with customary trade terms. The Company believes that the resumption of customary trade terms and the enjoyment of positive vendor relations, are fundamental to its success in the marketplace.

Employees

          As of January 23, 1998, the Company employed approximately 1,130 full-time employees and 2,790 part-time employees. As of such date, the Company employed approximately 160 individuals at its corporate headquarters, 250 at its distribution center, and 3,510 at its stores. None of the Company's employees is represented by a union. The Company believes that its employee relations are good.

Competition

          The pre-recorded music market remains competitive. Consumers have numerous options through which to purchase pre-recorded music and other home entertainment products, including chain retailers specializing in pre-recorded music, consumer electronic superstores, non-mall multimedia superstores, discount stores, grocery, convenience and drug stores, direct-mail programs via telephone, the Internet or television and local music retailers. Additionally, consumers have more home entertainment options available with the increasing penetration of personal computers into homes. The impact of these trends in recent years has been a reduction in customer traffic and revenues for mall-based music retailers such as the Company.

          While several major retail chains have recently opened and expanded their store presence in the markets in which the Company operates, there has been some easing in the competitive environment in 1997 as a result of the closing of under-performing stores by several mall-based competitors and the downsizing of music departments within certain non-mall competitors. Pricing pressures have also eased as a result of less near- or below-cost pricing by certain non-mall competitors. Several major suppliers of pre-recorded music have begun to enforce minimum advertised pricing ("MAP") programs, which provide incentives for retailers to comply with the terms of the programs. Enforcement of the MAP programs has contributed to stabilizing retail prices of pre-recorded music in 1997.

          The Company expects that the retail sales environment will continue to present challenges into the foreseeable future. In response to these challenges, the Company will focus on (a) securing and maintaining the most desirable locations within quality regional malls, (b) efficient inventory management, and
(c) offering broad, market-specific merchandise selections at competitive prices.

Seasonality

          The Company's business is seasonal in nature, with approximately 35% of annual revenues, and 67% of annual operating cash flow, generated in the Company's fiscal fourth quarter. Quarterly results are affected by, among other things, new product offerings, store openings and closings, and sales performance of existing stores. Consumer spending in the peak retail season may be affected by factors outside the Company's control, including consumer demand, weather that affects consumer traffic and general economic conditions. A failure to generate substantial holiday season sales could have a material adverse effect on the Company.

ITEM 2.  FINANCIAL INFORMATION

Selected Historical Financial Information

     The following table sets forth selected financial information for the Company as of and for the fiscal years ended March 1, 1997, March 2, 1996, February 25, 1995 and for the period October 1, 1993 (inception) to February 26, 1994, and as of November 29, 1997 and for the 39 weeks ended November 29, 1997 and November 30, 1996, respectively. For the period prior to inception, selected financial information of the predecessor entity is included for the period August 31, 1993 to September 30, 1993 and for the fiscal years ended August 31, 1993 and August 31,1992. Such selected financial information should be read in conjunction with the audited and unaudited historical consolidated financial statements of the Company, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" that appear elsewhere in this Registration Statement.

                      SELECTED HISTORICAL FINANCIAL INFORMATION
                      (IN THOUSANDS, EXCEPT FOR STORE DATA)


                                                                             CM Holdings, Inc.


                                                                           39 Weeks Ended (2)
INCOME STATEMENT DATA:                                                    Nov 29,         Nov 30,
                                                                       ----------------------------
                                                                           1997             1996
                                                                           ----             ----
                                                                                (Unaudited)
Sales                                                                   $  260,340    $    264,436

Costs and Expenses:
Cost of sales..........................................                    170,966         174,593
Selling, general and administrative expenses...........                     80,573          88,769
Depreciation and amortization..........................                     16,842          17,402
Write-down of long-lived assets........................                          -           4,920
Expiration of put agreements...........................                          -               -
Restructuring charge...................................                          -               -
                                                                        -----------   -------------
Total costs and expenses...............................                    268,381         285,684
                                                                        -----------   -------------
Loss before interest and other expenses,
reorganization items and income taxes..................                     (8,041)        (21,248)
Interest and other (income) expense, net...............                     (3,442)         18,113
                                                                        -----------   -------------
Loss before reorganization items and income taxes......                     (4,599)        (39,361)
Reorganization expense.................................                      6,072          26,552
                                                                        -----------   -------------
Loss before income tax expense (benefit)...............                    (10,671)        (65,913)
Provision for income taxes.............................                          -               -
                                                                        -----------   -------------
Net loss ..............................................                 $  (10,671)    $   (65,913)
                                                                        ===========   =============


BALANCE SHEET DATA: (END OF PERIOD)

Working capital........................................                 $  127,001        $135,975
Total assets...........................................                    279,161         283,059
Current portion of long-term debt......................                          -               -
Long-term obligations..................................                      7,920          22,836
Liabilities subject to compromise......................                    485,296         490,470
Stockholders' equity (deficit).........................                   (278,975)       (269,853)

Store Count:
Number of Stores Open at the End of Period ............                        307             319



                                                                                             CM Holdings, Inc.


                                                                                                                      Oct. 1 1993
                                                                                 Fiscal Year Ended (3)              (Inception) to
INCOME STATEMENT DATA:                                                     Mar 1,         Mar 2,          Feb 25,       Feb. 26,
                                                                       ------------------------------------------------------------
                                                                            1997           1996            1995          1994
                                                                            ----           ----            ----          ----
                                                                                                 (Audited)
Sales                                                                   $  396,502     $  455,652      $ 459,077     $ 206,246

Costs and Expenses:
Cost of sales..........................................                    263,072        302,481        289,887       123,227
Selling, general and administrative expenses...........                    117,558        135,441        128,158        53,249
Depreciation and amortization..........................                     23,290         26,570         21,146         7,465
Write-down of long-lived assets........................                      6,523        202,869              -             -
Expiration of put agreements...........................                          -          3,413              -             -
Restructuring charge...................................                          -          5,238              -         8,330
                                                                        -----------    -----------     ----------    ----------
Total costs and expenses...............................                    410,443        676,012        439,191       192,271
                                                                        -----------    -----------     ----------    ----------
Income (loss) before interest and other expenses,
reorganization items and income taxes..................                    (13,941)      (220,360)        19,886        13,975
Interest and other expenses, net.......................                     18,578         43,297         35,681        12,241
                                                                        -----------    -----------     ----------    ----------
Loss before reorganization items and income taxes......                    (32,519)      (263,657)       (15,795)        1,734
Reorganization expense.................................                     31,845              -              -             -
                                                                        -----------    -----------     ----------    ----------
(Loss) income before income tax expense (benefit)......                    (64,364)      (263,657)       (15,795)        1,734
Provision (benefit) for income taxes...................                          -            474          3,070         2,678
                                                                        -----------    -----------     ----------    ----------
Net loss ...............................................                 $  (64,364)    $ (264,131)     $ (18,865)    $    (944)
                                                                        ===========    ===========     ==========    ==========


BALANCE SHEET DATA: (END OF PERIOD)

Working capital........................................                 $  125,329     $ (167,129)     $  58,127     $  30,448
Total assets...........................................                    258,648        308,670        551,370       545,484
Current portion of long-term debt......................                          -        285,878         12,565         2,555
Long-term obligations..................................                      7,407        179,118        381,382       342,202
Liabilities subject to compromise......................                    484,811              -              -             -
Stockholders' equity (deficit).........................                   (268,304)      (203,940)        56,778        75,643

Store Count:
Number of Stores Open at the End of Period ............                        315            388            401           392



                                                                                   Predecessor Entity (1)

                                                                          30 Days
                                                                           Ended             Fiscal Year Ended (3)
INCOME STATEMENT DATA:                                                     Sept 30,(2)       Aug 31,          Aug 31,
                                                                       -----------------------------------------------
                                                                              1993             1993             1992
                                                                              ----             ----             ----
                                                                             (Unaudited)    (Audited)       (Audited)
Sales                                                                     $  28,958        $ 421,467        $ 366,098

Costs and Expenses:
Cost of sales..........................................                      17,737          256,773          219,107
Selling, general and administrative expenses...........                       9,611          116,174          102,561
Depreciation and amortization..........................                       1,135           13,110            9,180
Write-down of long-lived assets........................                           -                -                -
Expiration of put agreements...........................                           -                -                -
Restructuring charge...................................                           -                -                -
                                                                          ----------       ----------       ----------
Total costs and expenses...............................                      28,483          386,057          330,848
                                                                          ----------       ----------       ----------
Income before interest and other expenses
and income taxes.......................................                         475           35,410           35,250
Interest and other expenses, net.......................                         281            3,232              794
                                                                          ----------       ----------       ----------
Income before income tax expense (benefit).............                         194           32,178           34,456
Provision for income taxes.............................                          34           10,949           11,724
                                                                          ----------       ----------       ----------
Net income  ............................................                  $     160         $ 21,229         $ 22,732
                                                                          ==========       ==========       ==========


BALANCE SHEET DATA: (END OF PERIOD)

Working capital........................................                   $  73,329        $  73,263        $  73,121
Total assets...........................................                     236,052          227,720          202,149
Current portion of long-term debt......................                       9,202              578              523
Long-term obligations..................................                      25,802           25,786           22,445
Liabilities subject to compromise......................                           -                -                -
Stockholders' equity ..................................                     130,578          130,418          109,750

Store Count:
Number of Stores Open at the End of Period ............                         366              365              324


(1) The financial statements for the predecessor entity relate to Camelot Music, Inc. which was acquired by CM Holdings, Inc. effective September 30, 1993.

(2) In the opinion of management, all adjustments necessary for a fair presentation of such financial statements have been recorded in the interim financial statements presented. The Company's business is seasonal, and therefore, the interim results are not indicative of the results for a full year.

(3) Each fiscal year consisted of 52 weeks except the fiscal year ended March 2, 1996 which consisted of 53 weeks.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          The Company's fiscal year ends on the Saturday closest to February 28 of each year. References herein to "Interim 1997" and "Interim 1996" relate to the 39 weeks ended November 29, 1997 and November 30, 1996, respectively. References herein to "Fiscal 1996", "Fiscal 1995" and "Fiscal 1994" relate to the 52 weeks ended March 1, 1997, the 53 weeks ended March 2, 1996 and the 52 weeks ended February 25, 1995, respectively.

     In connection with the consummation of the Plan of Reorganization, the Company will adopt "fresh-start" accounting in accordance with AICPA Statement of Position 90-7, "Financial Reporting by Entities Under the Bankruptcy Code" effective for financial reporting purposes on January 31, 1998. Financial statements for periods subsequent to the Effective Date are not yet available for inclusion in this Registration Statement. Therefore, the Company has provided unaudited pro forma financial statements incorporating fresh-start accounting as of November 29, 1997 and for the thirty-nine week period ended November 29, 1997 and for the fifty-two week period ended March 1, 1997. See pages F-25 through F-29.

     As a result of the implementation of fresh-start accounting, the financial statements of the Company after consummation of the Plan of Reorganization are not comparable to the Company's financial statements for prior periods. The pro forma effect of the consummation of the Plan of Reorganization, including the gain on extinguishment of prepetition debt of approximately $479.7 million and adjustments to record assets at their estimated fair values, was an overall reduction in total assets of approximately $13.9 million, a reduction in total liabilities of approximately $487.3 million and an improvement in stockholders' equity of approximately $473.4 million.

          The market for pre-recorded music and related products continues to be competitive. Consumers have numerous options through which to purchase these products including chain retailers specializing in pre-recorded music, consumer electronic superstores, non-mall multimedia superstores, discount stores, grocery, convenience and drug stores, direct mail programs via telephone, the Internet or television and local music retailers. The low prices offered by many of these outlets created price competition that, together with the lack of hit releases in those periods, adversely impacted the Company's revenues and results of operations in 1995 and 1996. The Company believes that this price competition eased somewhat in 1997 because, like the Company, many other pre-recorded music retailers closed underperforming stores or downsized their operations. Additionally, several major suppliers have begun to enforce MAP programs. See "Business--Competition."

          The decrease in cash flow from operations caused in part by the competitive environment described above caused the Company to increase its borrowings under the Credit Agreement to maintain a level of inventory sufficient to operate its business. At the Petition Date, the principal amount of the Company's outstanding borrowings under the Credit Agreement totalled $285.8 million. In connection with its emergence from bankruptcy, the Company issued approximately 9.8 million shares of Common Stock in satisfaction of substantially all of its prepetition debt and other liabilities. In addition, the Company expended approximately $8.6 million for administrative claims upon emergence and expects to fully satisfy (within 6 years of the Effective Date) priority tax claims of between $1.6 million and $7.9 million. See "Legal Proceedings."

RESULTS OF OPERATIONS

Interim 1997 Compared to Interim 1996

          Sales. Total sales for Interim 1997 decreased 1.5% to $260.3 million compared to $264.4 million for Interim 1996. The decrease in total sales for Interim 1997 was primarily due to the net decrease in the store count which was partially offset by comparable store sales increases. Comparable store sales increased 6% as a result of a stronger new release schedule and retail price increases on selected catalog titles partly due to decreased competition in the marketplace. The Company operated 307 stores at the end of Interim 1997 compared to 319 stores at the end of Interim 1996.

     Profit Margin. Gross profit as a percentage of sales improved to 34.3% in Interim 1997 from 34.0% in Interim 1996. The increase in gross margin was the result of increases in retail selling prices and the greater weighting of higher margin catalog sales, offset in part by lower margins earned on non-music products such as laser and software products that the Company was in the process of discontinuing. The Company recorded a charge of $2.0 million in Interim 1997 for the discontinuance of product lines.

          Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $8.2 million to $80.6 million in Interim 1997 from $88.8 million in Interim 1996. Selling, general and administrative expenses, as a percentage of sales, were 30.9 % for Interim 1997 compared to 33.6% in Interim 1996. The improvement in expense ratio was principally due to operating efficiencies such as temporary rent concessions which have reduced store occupancy costs as a percentage of sales, and the replacement of the expensive manual "punch card" version of the repeat customer reward program with a more limited, cost effective automated program.

     Depreciation and Amortization. Depreciation and amortization decreased $0.6 million to $16.8 million in Interim 1997 from $17.4 million in Interim 1996. The reduction was primarily attributable to store closings.

          As a result of the Company's financial performance and the bankruptcy proceedings, management reevaluated the carrying amount of its property, plant and equipment during Interim 1996. Based on this evaluation, the Company determined that certain property was impaired, resulting in a write-down of $4.9 million to estimated fair value.

     Interest and other Income (Expense). In Interim 1997 the Company's net interest and other income was $3.4 million compared to an expense of $18.1 million in Interim 1996. Net interest and other income (expense) includes the Company's financing charges, offset by other non-operating income earned by the Company. As required by bankruptcy law, the Company ceased accruing interest on all prepetition obligations as of the Petition Date. As a result, financing costs decreased $18.5 million to $0.5 million in Interim 1997, compared to $19.0 million in Interim 1996. This expense was offset by income recorded as a result of a reversal of $3.0 million in frequent buyer reward redemption reserves no longer required.

     Reorganization Expense. Reorganization expense, net of interest income, decreased $20.5 million to $6.1 million in Interim 1997 compared to $26.6 million in Interim 1996. During Interim 1997, the reorganization expense related principally to professional fees incurred in connection with the bankruptcy proceedings. During Interim 1996, the reorganization expense primarily reflected a provision for store closings (including related lease rejection damage claims) as well as professional fees.

     Income Taxes. There was no income tax provision (benefit) recorded in either Interim 1997 or Interim 1996. Differences between the effective tax rate and the statutory tax rate are due to the recording of valuation allowances against deferred tax assets.

Fiscal 1996 Compared to Fiscal 1995

          Sales. Sales in Fiscal 1996 decreased 13.0% to $396.5 million from $455.7 million in Fiscal 1995. The decrease in total sales was primarily due to the closing of 73 stores in Fiscal 1996, a decrease in comparable store sales of 3.2% and the impact of one less week in Fiscal 1996. Comparable store sales declined in Fiscal 1996 due to the lack of strong product releases and the challenging retail sales environment.

          Profit Margin. Gross profit as a percentage of sales remained constant at 33.6%. The Company was unable to increase its gross margin percentage year over year due to significant price competition and lack of strong product releases.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased by $17.8 million to $117.6 million in Fiscal 1996 from $135.4 million in Fiscal 1995. Selling, general and administrative expenses, as a percentage of sales, were 29.6% and 29.7%, respectively. The decrease was principally due to the reduction in the number of stores operated by the Company from 388 to 315 and the implementation of programs to reduce corporate and store operating costs such as payroll, supplies and other controllable expenses

          Depreciation and Amortization. Depreciation and amortization decreased $3.3 million to $23.3 million in Fiscal 1996 from $26.6 million in Fiscal 1995. The decrease was a result of store closings.

          Goodwill Write-Downs and Adoption of New Accounting Standards. During Fiscal 1995, the Company adopted Financial Accounting Standards Board Statement No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("Statement 121"), issued in March 1995.

          In connection with the adoption of Statement 121, the Company recorded an impaired asset write-down of $202.9 million for Fiscal 1995, including $201.1 million associated with the write-down of goodwill, principally related to the 1993 Camelot Acquisition. Additional impaired asset write-downs of $6.5 million were recorded in Fiscal 1996.

          Management identified significant adverse changes in the Company's business climate late in the third quarter of Fiscal 1995 that persisted into Fiscal 1996. These changes were largely due to increasing competition which led to operating results and projections that were less than expected. As a result, management reviewed the carrying values of long-lived assets, primarily goodwill and property for recoverability and possible impairment, particularly in light of sales declines that began in 1995 and continued during 1996. These sales declines resulted from general declines in customer traffic in malls, the increase in non-mall, high-volume, low-priced superstores and the lack of strong music product releases. While the Company's mall-based music stores reacted with increased promotional pricing, the Company's higher cost structure relative to these non-mall superstores, which was principally related to occupancy costs, limited the Company's ability to compete effectively.

          Other Expenses. In Fiscal 1995, the Company incurred a charge of $3.4 million for the expiration of put agreements, which had been issued in November 1993.

          Additionally, due to the increasingly competitive retail environment, the Company incurred a restructuring charge of $5.2 million, primarily related to store closings prior to the Petition Date.

     Reorganization expense, net of interest income, was $31.8 million in Fiscal 1996 as a result of the bankruptcy proceedings, including professional fees of $4.9 million, the write-off of financing fees from the Camelot Acquisition of $16.0 million, a provision for store closing costs of $4.9 million and related lease rejection claims of $7.6 million.

     Interest and Other Expenses (Net). In connection with the bankruptcy proceedings, the Company did not record interest on its prepetition debt subsequent to the Petition Date. After the Petition Date, borrowings under the DIP Agreement were significantly lower than the prepetition debt obligations. Therefore, the Company's financing costs in Fiscal 1996 were $19.3 million, compared to $41.8 million in Fiscal 1995. Other expenses included the net costs of corporate owned life insurance programs of $1.3 million in Fiscal 1996 and $1.5 million in Fiscal 1995. The Fiscal 1996 expenses also reflect the receipt of $2 million upon the termination of a business development agreement.


Fiscal 1995 Compared to Fiscal 1994

          Sales. Total sales in Fiscal 1995 decreased 0.7% to $455.7 million compared to $459.1 for Fiscal 1994. The decrease in total sales was due to the closing of 13 stores and a 5.5% decline in comparable store sales, partially offset by an additional week in Fiscal 1995.

          Comparable store sales decreased in Fiscal 1995 due to increased competition in the marketplace from new non-mall competitors, lower retail prices in response to competition and a general downturn in music industry overall unit sales as a result of the lack of significant new releases.

          Profit Margin. Gross profit as a percentage of sales decreased to 33.6% in Fiscal 1995 from 36.9% in Fiscal 1994. Increasing competition in the marketplace reduced the Company's ability to raise prices and diminished gross margins. Also, the shift in sales mix from higher margin pre-recorded audiocassettes to lower margin CDs, increased inventory shrink, and increased penalties incurred because of an increase in product returned to vendors, all contributed to declining gross profit percentages.

          Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $7.2 million to $135.4 million in Fiscal 1995 from $128.2 million in Fiscal 1994. As a percentage of sales, such expenses increased to 29.7% from 27.9%. The increase was primarily the result of increased store occupancy costs due to increased charges and payroll costs associated with strengthening corporate management and the impact of one extra week in Fiscal 1995.

          Depreciation and Amortization. Depreciation and amortization increased $5.5 million to $26.6 million in Fiscal 1995 from $21.1 million in Fiscal 1994. The increase was due to the impact of depreciation on significant store expansion and remodeling projects completed in Fiscal 1994 and Fiscal 1995.

          Goodwill Write-Down. During Fiscal 1995, the Company experienced adverse business conditions resulting principally from increased competition in its marketplace, which led to diminished operating results and downward revisions to forecasted future results. Accordingly, as described above, management determined that certain long-lived assets were impaired and wrote those assets down by $202.9 million.

          Other Expenses. In Fiscal 1995, the Company incurred a restructuring charge of $5.2 million. Financing costs in Fiscal 1995 increased to $41.8 million, from $34.2 million in Fiscal 1994, principally due to increased borrowings by the Company in Fiscal 1995 under the Credit Agreement. Other expenses included the net cost of corporate owned life insurance programs of $1.5 million in Fiscal 1995 and Fiscal 1994.

Liquidity and Capital Resources

          Prior to the Petition Date, the Company's primary sources of funds were cash flows from operations and borrowings under the Credit Agreement. The Company's cash needs fluctuate during the course of the year. During the first three quarters, cash flow typically is consumed by payments to suppliers and store maintenance or renovation expenditures. Historically, the Company relied on borrowings under the Credit Agreement to provide it with liquidity to purchase inventory for sale during the December holiday season, after which the Company's cash position provided sufficient cash to repay all such outstanding borrowings.

          During the bankruptcy proceedings, the Company entered into the DIP Agreement with a syndicate of financial institutions that provided maximum availability of $35 million. Funds borrowed under the DIP Agreement, together with cash provided by operations, were sufficient to finance the Company's operating needs during the bankruptcy proceedings.

          The Company's obligations under the Credit Agreement were fully satisfied through distributions of Common Stock under the Plan of
Reorganization. The DIP Agreement was terminated in connection with the consummation of the Plan of Reorganization. At such time, there were no outstanding borrowings thereunder.

          On the Effective Date, the Company entered into the New Working Capital Facility with a syndicate of financial institutions providing advances of up to $50 million during peak periods and $35 million during non-peak periods (although such amounts will likely be reduced to $35 million and $20 million, respectively, if the Wall Acquisition is not consummated), bearing interest at floating rates and maturing on the fourth anniversary of the Effective Date. The aggregate availability under the New Working Capital Facility is limited to a borrowing base equal to 35% of inventory during peak periods and 30% of inventory during non-peak periods. Funds advanced pursuant to the New Working Capital Facility will be collateralized by a first priority lien on substantially all assets of the Company. The Company is subject to certain negative covenants under the New Working Capital Facility, including restrictions on (i) creation of indebtedness, liens, or contingent obligations,
(ii) mergers or fundamental change in the business of the Company, (iii) transfers of property, business or assets, (iv) extensions of credit or capital contributions or investments (v) capital expenditures, (vi) minimum consolidated EBITDA levels, (vii) dividends, and other customary covenants.

          As of the Effective Date the Company had cash and working capital of approximately $60 million and $120 million, respectively. The Company's primary sources of funds are expected to be cash from operations supplemented by borrowings under the New Working Capital Facility. The Company's primary ongoing cash requirements will be to finance working capital, primarily inventory purchases, and to make capital expenditures for store and information system improvements. Management believes that cash flows from its restructured operations, anticipated normalized trade terms from major suppliers and available working capital, supplemented by the borrowings under the New Working Capital Facility, will allow the Company to meet its working capital and capital expenditure needs in the fiscal year ending February 27, 1999 ("Fiscal 1998") as well as to fund its acquisition of The Wall.

          The Company's capital expenditures for Fiscal 1996 were $4.3 million, which were primarily attributable to store remodeling, maintenance and expansions. The Company currently anticipates that capital expenditures aggregating approximately $10.1 million will be incurred in the fiscal year ending February 28, 1998, of which $4.2 million relates primarily to store remodeling, maintenance and expansions, and the balance of which relates to enhanced information systems (including anticipated integration of The Wall's operations). Management has implemented a plan to reconfigure the Company's information systems to address the Year 2000 problems, and believes that the costs associated with correcting the remaining issues will total approximately $1 million to be expended over the next two years.

Recently Issued Accounting Pronouncements

          Financial Accounting Standards Board Statement No. 128 "Earnings per Share" ("Statement No. 128"), issued in February 1997 and effective for fiscal years ending after December 15, 1997, establishes and simplifies standards for computing and presenting earnings per share ("EPS"). The Company will comply with Statement No. 128 as it begins to report earnings per share in the future.

          Financial Accounting Standards Board Statement No. 130 "Reporting Comprehensive Income" ("Statement No. 130"), issued in June 1997 and effective for fiscal years ending after December 15, 1997, establishes standards for reporting and display of the total net income and the components of all other nonowner changes in equity, or comprehensive income (loss) in the statement of operations, in a separate statement of comprehensive income (loss) or within the statement of changes of stockholder's equity. The Company has had no significant items of other comprehensive income.

Inflation

          The Company believes that the moderate inflation environment in the Company's markets in the past several years has not had a material impact on the Company's revenues or results of operations. Borrowings under the New Working Capital Facility, however, will be at variable rates of interest and increases in such interest rates, if not mitigated by other Company actions, could adversely impact the Company's results of operations.

ITEM 3.  PROPERTIES

Retail Stores

          As of January 31, 1998, the Company operated 305 leased retail music stores. Lease terms generally range between two to ten years. Approximately 296 of these stores are located in regional shopping malls and the balance are located in strip centers or free standing buildings. The Company's store sizes and formats vary depending on the demographics and competitive conditions in each location, as well as on site access and visibility, traffic patterns and the availability of real estate. The large majority of the Company's stores are less than 5,000 square feet in size, the average being 3,841 square feet, although the Company does have nine stand-alone "super stores." The Company believes that none of its store leases is individually material to the Company.

          Substantially  all of the Company's  leases provide for the payment of
(i) fixed monthly rentals, (ii) a percentage of gross revenues of the store in excess of specified sales levels, and (iii) operating expenses for maintenance, property taxes, insurance and utilities. The following table lists the number of leases due to expire in each of the fiscal years shown:

          YEAR               LEASES            YEAR                    LEASES

          1998               28                2002                    39

          1999               37                2003                    29

          2000               26                2004                    35

          2001               41                2005 & Beyond           70

          The Company expects that as these leases expire, it will be able to either obtain lease renewals, if desired, or to obtain leases for other suitable locations. No assurances can be given, however, that such renewals or new leases will be on terms and conditions, including rental rates, comparable to those of the expiring leases. Included as leases expiring in Fiscal 1998 are several leases that have expired pursuant to their terms but that are occupied by the Company on a month to month basis and are under negotiation for renewal.

          The Company's stores are located in 34 states, with a concentration in the Midwestern and Southern states. The following table lists the number of stores by state.

          STATE                  LEASES          STATE                    LEASES

          Texas                  34              California                9

          Florida                33              South Carolina            9

          Ohio                   26              Indiana                   8

          North Carolina         18              Alabama                   8

          Georgia                14              Michigan                  8

          Pennsylvania           14              Kentucky                  7

          Tennessee              13              Virginia                  7

          Missouri               11              Oklahoma                  6

          Washington             11              Other states - each      59
                                                 fewer than 6 stores
          Illinois               10

Corporate Offices and Distribution Center

          The Company owns its corporate office facility and distribution center located in North Canton, Ohio. The facility consists of approximately 228,000 square feet of distribution and 68,000 square feet of office space.

          The Company-owned facilities have been either newly constructed or substantially upgraded within the past six years and are maintained on a continuing basis. The Company believes that the facilities are adequate for the Company's ongoing operating needs. Further, the Company estimates that its distribution facility is large enough to support approximately 1,000 retail stores. The building is located on 21 acres of land of which approximately 10 acres are currently unused and available for future expansion.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

          The following chart sets forth the name and address of any person or group known to CMH to be a beneficial owner as of the Effective Date of more than five percent of the Common Stock, the number of shares held by such beneficial owner, and the percentage of the total shares of the Common Stock owned by such beneficial owner. The information contained in the chart is based on the distributions of Common Stock made by the Company on the Effective Date in connection with the consummation of the Plan of Reorganization.

NAME AND ADDRESS                                   AMOUNT            PERCENT OF
                                                   OWNED                CLASS

Van Kampen-Merritt Prime Rate Income Trust       1,994,718               20.28%
1 Parkview Plaza
Oakbrook Terrace, Illinois
60180

Fernwood Associates, L.P.                        1,549,595               15.76%
667 Madison Avenue
20th Floor
New York, New York  10021

Merrill Lynch, Pierce, Fenner & Smith            1,466,362               14.91%
Incorporated
Debt & Equity Market Group
World Financial Center
North Tower
New York, New York  10281-1307

Oaktree Capital Management, LLC                    961,740                8.76%
(in its capacity as general partner and
investment manager of OCM Opportunities
Fund, L.P. and Columbia/HCA Master
Retirement Trust (separate account I))
550 South Hope Street
22nd Floor
Los Angeles, California  90071

First Union National Bank                          652,952                6.64%
301 South Cole Street BC-5
Charlotte, North Carolina  28258

Yale University                                    549,944                5.59%
c/o Daystar Partners LLC
411 Theodore Fremd Avenue
Rye, New York  10580

          The Company believes that the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

Security Ownership of Management

          The following table sets forth the number of shares of Common Stock that are deemed to be beneficially owned by the Directors of CMH, the Named Executive Officers (as defined below) and all Directors and executive officers of CMH as a group. The Company is reporting beneficial ownership of shares subject to options assuming that the per share trading price of the Company's Common Stock exceeds certain thresholds which will cause 50% of the options issued to become immediately exercisable.

                                      AMOUNT AND NATURE OF         PERCENT OF
NAME                                BENEFICIAL OWNERSHIP (1)          CLASS
----                                ------------------------       ----------
James E. Bonk                                 55,000                   (2)
Jack K. Rogers                                40,000                   (2)
Lee Ann Thorn                                 20,000                   (2)
Lewis S. Garrett                              20,000                   (2)
Charles R. Rinehimer III                      20,000                   (2)
All Directors and executive                  155,000                  1.53%
  officers as a group
--------------

(1) All shares reported as beneficially owned are subject to options issued on the Effective Date which may be exercisable within 60 days if the per share trading price of the Common Stock exceeds certain thresholds. See "Executive Compensation."

(2)  Amount is less than one percent (1%).

          The persons named in the table have sole voting and investment powers with respect to all shares of Common Stock shown as beneficially owned by them.

Changes in Control

          The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of CMH.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

Executive Officers and Directors

          The following table sets forth information regarding those persons currently serving as the executive officers and directors of CMH. Certain biographical information regarding each of such persons is provided below the table.

Name                        Age                Position
----                        ---                --------
James E. Bonk               50      President and Chief Executive Officer,
                                    Chairman of the Board of Directors

Jack K. Rogers              48      Executive Vice President, Chief Operating
                                    Officer, Secretary, and Director

George R. Zoffinger         50      Director

Stephen H. Baum             56      Director

Herbert J. Marks            52      Director

Matthew S. Barrett          38      Director

Lewis S. Garrett            48      Vice President of Buying and Merchandising

Charles R. Rinehimer III    50      Vice President of Stores

Lee Ann Thorn               37      Chief  Financial  Officer, Treasurer


          JAMES E. BONK, PRESIDENT, CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD OF DIRECTORS, has served as President, Chief Executive Officer and Chairman of the Board of CMH since January 1998, and as President, Chief Executive Officer and Director of Camelot since November 1993. Prior to that time he served as Executive Vice President, Chief Operating Officer and Director of Camelot since June 1986. Mr. Bonk joined the Company as a store manager in 1968 and held various positions of increasing responsibility from 1968 through 1986.

          JACK K. ROGERS, EXECUTIVE VICE PRESIDENT,  SECRETARY,  CHIEF OPERATING
OFFICER AND DIRECTOR, has served as Executive Vice President, Chief Operating Officer and a Director of CMH since January 1998. He previously served Camelot as Executive Vice President and Chief Financial Officer from November 1993 to January 1998 and as Vice President Finance and Chief Financial Officer and Director of Camelot from June 1988 to November 1993.

          GEORGE R. ZOFFINGER, DIRECTOR, has served as a Director of CMH since January 1998. He has been President and Chief Executive Officer of Value Property Trust since 1995. Mr. Zoffinger served as Chairman of the Board of CoreStates New Jersey National Bank from 1994 through its merger into CoreStates Bank, N.A. in 1996. From 1991 through 1994, he served as President and Chief Executive Officer of Constellation Bancorp and its principal subsidiary, Constellation Bank, N.A.

          STEPHEN H. BAUM, DIRECTOR, has served as a Director of CMH since January 1998. He is a principal of The Mead Point Group, an advisor to senior management of service enterprises. Mr. Baum is chief judge for the Connecticut Award for Excellence and was a senior examiner with the Malcolm Baldridge National Quality Award for several years. He co-founded The Mead Point Group in 1991. Prior to founding The Mead Point Group, Mr. Baum was a partner for 10 years with Booz, Allen & Hamilton, where he led the consumer services practice.

          HERBERT J. MARKS, DIRECTOR, has served as a Director of CMH since January 1998. He has served RBC Dominion Securities as Vice President and Manager of the Merger Arbitrage Group since 1997. He has also served as Managing Director of Tribeca Investments, L.L.C. (a subsidiary of the Travelers Group), Director of Research for Kellner Dileo & Co. and Senior Vice President and Manager of the Risk Arbitrage Department of Kidder Peabody & Co.

          MATTHEW S. BARRETT, DIRECTOR, has served as a Director of CMH since January 1998. He has served as Managing Director of Oaktree Capital Management, LLC since April 1995. He previously served as a Senior Vice President of Trust Company of the West, Asset Management from January 1991 to March 1995. Mr. Barrett currently serves on the boards of directors of Acorn Products, Inc. and Biocyphert Laboratories, Inc.

          LEWIS S. GARRETT, VICE PRESIDENT OF BUYING AND MERCHANDISING, has served as Vice President of Buying and Merchandising of CMH since January 1998. He joined Camelot in 1972. Since 1986 he has served as Vice President of Buying and Merchandising of Camelot, supervising all of the Company's buying and allocation functions. In addition, Mr. Garrett is the Chairman of The National Association of Recording Merchandisers Retailers' Advisory Committee.

          CHARLES R. RINEHIMER III, VICE PRESIDENT OF STORES, has served as Vice President of Stores of CMH since January 1998 and Vice President of Stores of Camelot since May 1994. Previously, Mr. Rinehimer served as Vice President of Store Operations for American Greetings (Summit Corporation) from 1989 to May 1994.

          LEE ANN THORN, CHIEF FINANCIAL OFFICER AND TREASURER, has served as Chief Financial Officer and Treasurer of CMH and Camelot since January 1998. Prior to that time she served as Vice President of Finance and Treasurer of Camelot from November 1993 to January 1998, and also served as Director of Taxes and Payroll for Camelot from May 1988 to November 1993.

          In accordance  with Section 8.02 of the Plan of  Reorganization,  four
(4) members of the Board of Directors of CMH (Messrs. Zoffinger, Baum, Marks and Barrett) were appointed by the Camelot Acquisition Lenders in their capacity as the holders of a majority of the Common Stock. A fifth member of the Board of Directors, also appointed pursuant to such arrangement, has resigned, and the Company expects that the vacancy created thereby will be filled by the Board of Directors as soon as possible.

          The Directors of the Company are elected annually for one year terms.

ITEM 6.  EXECUTIVE COMPENSATION

Directors' Compensation

          Directors of CMH who are not also employees or officers of CMH will be provided an annual retainer of $12,000, which will be paid in quarterly installments. In addition, Directors who are not also employees or officers of CMH will receive $1,000 per board meeting and $500 per committee meeting, as well as expense reimbursement. Directors who are also employees or officers of CMH will receive no additional compensation for their services as Directors.

Officers' Compensation

          The compensation discussion that follows has been prepared based on the actual compensation and benefits earned during Fiscal 1996, as well as various employee retention and compensation arrangements which were entered into in connection with the bankruptcy proceedings.

SUMMARY COMPENSATION TABLE

          The following table sets forth the compensation earned by the Chief Executive Officer and the other four most highly compensated executive officers of CMH (collectively, the "Named Executive Officers") during Fiscal 1996.

NAME AND                                                                                                ALL OTHER
PRINCIPAL POSITION                     YEAR                SALARY             BONUS (1)                 COMPENSATION (2)
------------------                     ----                ------             -----                     ------------
James E. Bonk                          1996               $316,680            $200,000                  $  2,802
  President and Chief
  Executive Officer

Jack K. Rogers                         1996               $208,360            $137,000                   $ 2,708
  Executive Vice
  President, Chief
  Operating Officer and
  Secretary

Lee Ann Thorn                          1996               $135,000            $100,000                   $ 2,625
  Chief Financial Officer
  and Treasurer

Lewis S. Garrett                       1996               $165,000            $102,500                  $   2,631
  Vice President, Buying
  and Merchandising

Charles R. Rinehimer III               1996               $165,000            $102,500                  $  2,625
  Vice President, Stores

------------

(1) Represents (a) a contractual bonus of $25,000 paid to each of James E. Bonk, Jack K. Rogers and Lee Ann Thorn, (b) a contractual bonus of $20,000 paid to each of Lewis S. Garrett and Charles R. Rinehimer III and (c) incentive bonuses earned by Messrs. Bonk and Rogers, Ms. Thorn and Messrs. Garrett and Rinehimer of $175,000, $112,500, $75,000, $82,500 and $82,500,
     respectively.

(2) Represents employer contributions to the Company's defined contribution benefit plan on behalf of the Named Executive Officers.

Severance and Employment Arrangements

          The Company maintains written severance agreements with Mr. Bonk and eight other members of senior management, including the other Named Executive Officers. The severance arrangements with Mr. Bonk are a part of his employment contract, described below. The contracts with the other eight members of senior management provide severance benefits in the event the executive is terminated without cause (as defined in such agreements). The benefits under these latter contracts are for 12 months of salary continuation subject to mitigation, except that the contract with Mr. Rogers provides for severance benefits of eighteen months with only the final six months subject to mitigation.

          As of the Effective Date, Camelot amended and extended its employment agreement with Mr. Bonk. Under the terms of the agreement, which expires on December 31, 2000, Mr. Bonk will receive a base salary of at least $400,000 per year and is entitled to participate in the Company's option and bonus plans. This agreement also provides Mr. Bonk with the following severance payments and continued benefits: (i) a lump sum payment of one year's base salary (in the event of Mr. Bonk's death or disability or upon the failure of the Company to renew the agreement for an additional three-year term); and (ii) monthly base salary payments and benefits continuation over the greater of (a) two years or
(b) the balance of the term of the agreement if the Company terminates him without cause or in the event of constructive discharge (as defined in such employment agreement) including a change of control of CMH. These payments are subject to mitigation, but only for periods beyond 18 months in the case of the salary payments. The agreement also contains a covenant not to compete with the business of Camelot for a specified period of time in the event of termination.

Stock Option Plan

          The Plan of Reorganization provided for the adoption of the Camelot Music Holdings, Inc. 1998 Stock Option Plan (the "Option Plan") The Option Plan became effective as of the Effective Date and is administered by the Compensation Committee of the Board of Directors (or such other committee of the Board of Directors as it may designate; hereinafter, the "Committee"). Executive and other key salaried employees, including officers, and directors (whether or not also employees) of CMH and its subsidiaries, including Camelot, are eligible to receive stock option grants under the Option Plan, as described below. Options granted under the Option Plan may be either "incentive stock options" ("ISOs"), within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or stock options other than ISOs. Subject to certain limitations prescribed by the Option Plan, the Board of Directors may amend, alter, suspend or terminate the Option Plan, and the Committee may amend options outstanding under the Option Plan.

     As of the Effective Date, 7.5% of the total issued and outstanding shares of Common Stock were reserved for issuance upon exercise of stock options under the Option Plan. As further shares of Common Stock are issued in respect of the ongoing bankruptcy claims reconciliation process, the number of shares reserved for the Option Plan will be adjusted so that at all times the number of shares of Common Stock reserved for issuance upon exercise of options will equal 7.5% of the total shares of Common Stock outstanding on a fully diluted basis. In addition, the Option Plan provides that the Committee shall adjust the shares available under the Option Plan and subject to outstanding options to preserve the benefits intended under the Option Plan or with respect to any options upon certain changes in the outstanding Common Stock, such as by reason of a stock dividend or stock split or a recapitalization, reorganization, merger, issuance of rights to purchase Common Stock or other securities of the Company (other than under the Option Plan), or an extraordinary dividend, spin-off, liquidation or other substantial distribution of Company assets. The Option Plan provides that in the event of a change in control of the Company, as defined in the Plan of Reorganization, all outstanding options shall become fully exercisable, and the Committee shall have discretion, either by the terms of the option or by a resolution adopted prior to the occurrence of such event, to substitute for Common Stock covered by any outstanding options, cash or other stock or securities or other consideration issuable by another party to, or receivable by Company shareholders in connection with, such transaction, adjusted for the exercise price of the option and as otherwise provided in the Option Plan.

          Pursuant to the Option Plan, as of the Effective Date, options to purchase 689,000 shares of Common Stock (representing approximately 82% of the total shares of Common Stock reserved for issuance under the Option Plan) were granted to 80 members of Camelot's management with an exercise price of $20.75 per share. Both the number of shares subject to such options granted on the Effective Date and the exercise price thereof are subject to adjustment as further shares of Common Stock are issued in respect of the ongoing bankruptcy claims reconciliation process, and in accordance with the Option Plan's provisions regarding changes in capital of the Company, referred to above. All such options granted on the Effective Date are intended to qualify as ISOs and will become exercisable no later than four years from the Effective Date; however, up to 50% of these options may become exercisable prior to the second anniversary of the Effective Date, with the balance becoming exercisable at any time thereafter, if the fair market value of the Common Stock exceeds certain thresholds established at the time such options were granted. On the Effective Date, Mr. Bonk and Mr. Rogers were granted options under the Option Plan to purchase 110,000 and 80,000 shares of Common Stock, respectively, and Messrs. Garrett and Rinehimer and Ms. Thorn were each granted options under the Option Plan to purchase 40,000 shares of Common Stock. In the aggregate, the number of options granted to these five senior executives represents 45% of the total number of shares for which options were granted as of the Effective Date under the Option Plan.

          Options to purchase the balance of the shares of Common Stock reserved under the Option Plan may be granted by the Committee subsequent to the Effective Date, and such options will have exercise prices and shall be exercisable at such times (not extending beyond 10 years from the grant date of the option) and subject to such conditions as determined by the Committee, in accordance with the Option Plan, at the time such options are granted. However, ISOs may not be granted under the Plan after the expiration of 10 years following the Effective Date, to the extent required by the Code, and may not have an exercise price less than 100% of the fair market value of the stock covered thereby on the ISO's date of grant. Options granted under the Option Plan generally may not be exercised after 10 years from the date granted and are subject to earlier termination upon termination of the optionee's employment with CMH or its subsidiaries under certain circumstances specified in the Option Plan and the optionee's option. The Option Plan provides that the exercise price of an option may be paid in any manner permitted by applicable law and prescribed by the Committee in the option, including, in the Committee's discretion, a broker-assisted exercise program. Options granted as of the Effective Date provide that the option exercise price may be paid by personal check, bank draft or money order; through delivery of a full recourse promissory note with the consent of, and upon such payment and other terms and conditions as prescribed by, the Committee; or using such a broker-assisted exercise program.

Stock Options and Stock Appreciation Rights

          No stock options or stock appreciation rights were granted or exercised in Fiscal 1996. The following table sets forth all options held by the Named Executive Officers at the end of Fiscal 1996 under CMH's prepetition stock option plan. All of such options related to shares of Class C CMH common stock and were unexercisable at such time. Pursuant to the terms of the Plan of Reorganization, all shares of Class C CMH common stock were cancelled on the Effective Date.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
AND FISCAL YEAR-END OPTION/SAR VALUES

                                    NUMBER OF SECURITIES UNDERLYING UNEXERCISED
NAME                                       OPTIONS/SARS AT FISCAL YEAR-END

James E. Bonk                                           12,500
Jack K. Rogers                                           5,000
Lee Ann Thorn                                              900
Lewis S. Garrett                                         5,000
Charles R. Rinehimer III                                     0


Compensation Committee Interlocks and Insider Participation

          Shortly before December 12, 1997, the date on which the Plan of Reorganization was confirmed by the Bankruptcy Court, Jon P. Hedley and Charles
J. Philippin, two of CMH's three Directors, resigned. Messrs. Hedley and Philippin had been the only members of CMH's Compensation Committee. Accordingly, upon their resignations, such Committee was effectively dissolved. Mr. Philippin had also been President of CMH until his resignation, and Mr. Hedley had been the Vice President, Secretary and Treasurer of CMH until his resignation. Messrs. Hedley and Philippin were also both members of senior management of Investcorp S.A. which the Company believes held, through various affiliates, the vast majority of the outstanding equity interests in, and the direct debt obligations of, CMH.

          CMH expects to appoint a Compensation Committee consisting of a majority of Directors who are not also employees of the Company.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

          As of the end of Fiscal 1996, the Company was indebted to Oaktree Capital Management, LLC ("Oaktree") in the principal amount of $31.4 million plus accrued interest of $1.1 million. Such amounts were owed under the Credit Agreement. Under the Plan of Reorganization, the claims of Oaktree were discharged in exchange for shares of Common Stock. See "Business--The Financial Restructuring." Matthew S. Barrett is a Managing Director of Oaktree, and he has served as a Director of CMH since January 1998.

ITEM 8.  LEGAL PROCEEDINGS

          For a description of the voluntary  Chapter 11 bankruptcy  proceedings
commenced  by  the  Company,  see  "Business--Chapter  11  Petitions;   Plan  of
Reorganization."

          The Internal Revenue Service ("IRS") has asserted in the bankruptcy proceedings a priority tax claim against CMH and Camelot of approximately $7.9 million (the "IRS Claim"). Under the Plan of Reorganization, the allowed priority tax claim of the IRS will be paid over six years, with quarterly amortization of interest and principal, at an interest rate of 9%. The Company acknowledges a priority tax obligation to the IRS of approximately $0.8 million, and disputes the validity of the balance of the IRS Claim, the large majority of which relates to a proposed disallowance by the IRS of certain deductions for interest payments made by Camelot in connection with its corporate-owned life insurance program (the "COLI Deductions"). The Debtors have filed an objection (the "COLI Objection") to the IRS Claim to the extent that the IRS seeks to disallow the COLI Deductions. In response to the COLI Objection, the IRS has filed a motion (the "Withdrawal Motion") with the United States District Court for the District of Delaware (the "District Court") seeking to have the COLI Objection resolved by the District Court rather than the Bankruptcy Court. The Company is contesting the Withdrawal Motion. The IRS also has filed a motion with the Bankruptcy Court seeking a stay of any hearing on the COLI Objection pending resolution of the Withdrawal Motion.

          In addition, from time to time, the Company is a party to various legal actions arising in the normal course of its business. The Company does not believe that such actions, if adversely determined, would individually or in the aggregate have a material adverse effect on the Company.


ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

          In February 1998, an application was made to list the Common Stock for quotation on the OTC Bulletin Board. As of the date of this filing, the application is still pending. There is currently no established public trading market for any class of equity securities of CMH. The Company expects to apply for listing or admission to trading of the Common Stock on the Nasdaq Stock Market. Notwithstanding the foregoing, the Company is unable to predict whether or not an active trading market for the Common Stock will develop. Even if such a market does develop, due to industry and other conditions beyond the control of the Company, there can be no assurance that such a market would continue to exist.

          As of the Effective Date, 689,000 shares of Common Stock were subject to outstanding options held by employees of the Company. No options are held by any individuals other than employees of the Company. See "Security Ownership of Certain Beneficial Owners and Management." As of the Effective Date, there were 730 record holders of Common Stock.

          CMH has not declared any cash dividends on any class of common equity since the beginning of Fiscal 1995 and does not anticipate paying cash dividends on the Common Stock in the foreseeable future. Furthermore, the New Working Capital Facility imposes certain limitations on CMH's ability to pay cash dividends.

          The Common Stock issued on the Effective Date was issued pursuant to the exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act") (and of any state or local laws) provided by
Section 1145(a)(1) of the Bankruptcy Code. The Common Stock may be resold by the holders thereof without registration unless, as more fully described below, any such holder is deemed to be an "underwriter" with respect to such securities, as defined in Section 1145(b)(1) of the Bankruptcy Code. Generally, Section 1145(b)(1) defines an "underwriter" as any person who (a) purchases a claim against, interest in, or claim for an administrative expense in the case concerning, the debtor, if such purchase is with a view to distribution of any security received or to be received in exchange for such claim or interest, (b) offers to sell securities offered or sold under the plan for the holders of such securities, (c) offers to buy securities offered or sold under the plan from the holders of such securities, if such offer to buy is made with a view to distribution of such securities and under an agreement made in connection with the plan, with the consummation of the plan or with the offer or sale of securities under the plan or (d) is an "issuer" as such term is used in Section 2(11) of the Securities Act with respect to the securities. Although the definition of the term "issuer" appears in Section 2(4) of the Securities Act, the reference (contained in Section 1145(b)(1)(D) of the Bankruptcy Code) to
Section 2(11) of the Securities Act, purports to include as "underwriters" all persons who directly or indirectly, through one or more intermediaries, control, are controlled by or are under common control with, an issuer of securities. "Control" (as such term is defined in Rule 405 of Regulation C under the Securities Act) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise. The following holders (the "Securities Holders") of Common Stock who, due to the magnitude of their holdings as of the Effective Date, may be deemed to be "underwriters" pursuant to Section 1145(b) of the Bankruptcy Code, are parties with CMH to a Registration Rights Agreement, dated as of January 27, 1998 (the "Registration Rights Agreement") affording them certain demand and piggyback registration and other rights, all as more fully set forth therein and as described below: Van Kampen - Merritt Prime Rate Income Trust; Fernwood Associates, L.P.; Merrill Lynch, Pierce, Fenner & Smith Incorporated; and Oaktree.

          In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares must be aggregated), including a person who may be deemed an "affiliate" of the Company, who has beneficially owned "restricted securities" for at least one year, may sell within any three month period that number of shares that does not exceed the greater of 1% of the then outstanding shares of the Common Stock or the reported average weekly trading volume of the then outstanding shares of Common Stock for the four weeks preceding each such sale. The sales under Rule 144 also are subject to certain manner of sale restrictions and notice requirements and to the availability of current public information about the Company. In addition, a person (or persons whose shares must be aggregated) who owns restricted securities, who is not deemed an "affiliate" of the Company at any time during the 90 days preceding a sale and who acquired such shares at least two years prior to their resale, is entitled to sell such shares under Rule 144(k) without regard to the foregoing requirements. Sales of restricted securities by affiliates of the Company, even after the two year holding period, must continue to be made in broker's transactions subject to the volume limitations described above. As defined in Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through the use of one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer.

          As noted above, there is no active trading market for the Common Stock, and no prediction can be made of the effect, if any, that sales of shares of Common Stock under Rule 144 or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time after the date of this Registration Statement on Form 10. The Company is unable to estimate the number of shares that may be sold in the public market under Rule 144, because such amount will depend on the trading volume in and the market price for the Common Stock and other factors. Nevertheless, sales of substantial amounts of shares in the public market, or the perception that such sales could occur, could adversely affect the market price of the Common Stock.

          Pursuant to the Registration Rights Agreement, any Securities Holder or Securities Holders may, subject to certain limitations, require CMH to file a registration statement with respect to some or all of the Common Stock held by such Securities Holder or Holders (subject to minimum threshold requirements); provided, that no more than two demands may be made during the First Phase (a period of approximately 15 months from the Effective Date); and provided, further, that if, during the First Phase, the initial demand registration is a shelf registration, no further demands may be made during the First Phase. In the event of a demand registration, the non-requesting Securities Holders and CMH would enjoy "piggy-back" rights with respect to such demand registration, allowing them to participate in the registration on the same terms and conditions as the initiating Securities Holder or Holders; provided, that if marketing factors require a limitation on the number of shares offered, first shares being offered by CMH and then shares offered by piggy-backing stockholders would be reduced. In addition, if CMH offers Common Stock pursuant to a registration statement (other than a registration on Form S-4 or S-8), the Securities Holders would enjoy similar piggy-back rights; provided, that if marketing factors require a limitation on the number of shares offered, the shares being offered by the piggy-backing stockholders would be reduced. The Securities Holders also enjoy the right to participate in private sales of Common Stock by CMH; provided, that if marketing factors require a limitation on the number of shares offered, the shares being offered by the piggy-backing stockholders would be reduced. Subject to certain exceptions, CMH will bear all of its own expenses, and certain expenses incurred by the Securities Holders (including reasonable fees and disbursements of counsel) in connection with any registration of Common Stock pursuant to the Registration Rights Agreement. In addition, CMH will indemnify the Securities Holders for certain liabilities, including liabilities under the Securities Act, in connection with any such registration.


ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

          No equity interests in CMH exist other than those represented by the shares of the Common Stock. The Common Stock was issued pursuant to the Plan of Reorganization in satisfaction of certain allowed claims against Camelot in reliance on the exemption provided by Section 1145 of the Bankruptcy Code. Aside from the issuance of shares of Common Stock under the Plan of Reorganization, there have been no recent sales of unregistered securities by CMH. See "Business--Chapter 11 Petitions; Plan of Reorganization" and "--The Financial Restructuring."


ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

Common Stock

     On the Effective Date, CMH issued 9,835,559 shares of Common Stock in satisfaction of allowed claims against Camelot. As much as an additional 560,000 shares of Common Stock could be issued to the holders of disputed claims in the event that such claims are ultimately allowed in the amounts asserted by the holders thereof. Except as required by law, the respective holders of Common Stock will vote on all matters as a single class, and each holder of Common Stock will be entitled to one vote for each share of Common Stock that it owns. Holders of Common Stock will not have cumulative voting rights. All outstanding shares of the Common Stock are fully paid and nonassessable. The holders of Common Stock will be entitled to such dividends (whether payable in cash, property or capital stock) as may be declared from time to time by the Board of Directors of CMH from funds, property or stock legally available therefor, and will be entitled after payment of all prior claims, to receive pro rata all assets of CMH upon the liquidation, dissolution or winding up of CMH. Generally, holders of Common Stock have no conversion or preemptive rights to purchase or subscribe for securities of CMH. There are no redemption or sinking fund provisions available to the Common Stock.

          The transfer agent and registrar for the Common Stock is The Bank of New York.

Certain Provisions of Delaware Law

          CMH is subject to Section 203 ("Section 203") of the Delaware General Corporation Law (the "DGCL"). In general, Section 203 prohibits a publicly held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless (i) prior to such date, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder. Section 203 defines business combination broadly to include mergers or sales, stock issuances, transactions that would result in disproportionate benefit to the interested stockholder and similar arrangements. In general, Section 203 defines an interested stockholder as any entity or person who, together with affiliates and associates, beneficially owns 15% or more of the outstanding voting stock of a corporation. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to CMH and, accordingly, may discourage attempts to acquire CMH.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Existing Indemnification Obligations

          Section 145 of the DGCL permits CMH to indemnify its directors, officers, employees and agents (each an "Insider") against liability for each such Insider's acts taken in his or her capacity as an Insider in a civil action, suit or proceeding if such actions were taken in good faith and in a manner which the Insider believed to be in or not opposed to the best interests of CMH, and in a criminal action, suit or proceeding, if the Insider had no reasonable cause to believe his or her conduct was unlawful, including under certain circumstances, suits by or in the right of CMH for any expenses, including attorneys' fees, and for any liabilities which the Insider may have incurred in consequence of such action, suit or proceeding under conditions stated in said Section 145; provided, that CMH may modify the extent of such indemnification by individual contracts with its directors and executive officers.

          CMH's Second Amended and Restated Certificate of Incorporation (the "Certificate") provides that, to the fullest extent permitted by the DGCL, CMH will indemnify all present or former directors or officers (and their respective heirs, executors or administrators) of CMH from any pending, threatened or completed action, suit or proceeding (brought in the right of CMH or otherwise), by reason of the fact that such person is or was serving as an officer or director of CMH, or at the request of CMH as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for and against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person (or such heirs, executors or administrators) in connection with such action, suit or proceeding, including appeals.

          As permitted by Section 102(b)(7) of the DGCL, the Certificate provides that a director of CMH will not be personally liable to CMH or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of a director's duty of loyalty to a company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the DGCL, as amended, which concerns unlawful payments of dividends, stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit.

          The Certificate permits CMH to secure insurance on behalf of any director, officer, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether CMH would have the power to indemnify such person against such liability under the DGCL. CMH's directors and officers are covered under a liability insurance policy. Such policy affords CMH's directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts.

Treatment of Indemnification Obligations Under the Plan of Reorganization

          Under the Plan of Reorganization, all obligations of CMH to indemnify or to pay contribution or reimbursement to individuals who served as directors or officers of CMH at any time during the bankruptcy proceedings were expressly assumed and affirmed by the Company. All other indemnity, contribution or reimbursement obligations of CMH were rejected and terminated under the Plan of Reorganization.


ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

          The financial statements required by this item appear in this Registration Statement on Form 10 commencing on page F-1. See "Financial Statements and Exhibits."


ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

          None.


ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

          (a)  Financial Statements

          The following financial statements of the Company are included in this Registration Statement on Form 10 at the page indicated below:

Condensed Consolidated Balance Sheet (Unaudited) as of
November 29, 1997...........................................................F-2

Condensed  Consolidated  Statements of Operations  (Unaudited)
for the 39 weeks ended November 29, 1997 and the 39 weeks
ended November 30, 1996.....................................................F-3

Condensed  Consolidated  Statements of Cash Flows  (Unaudited)
for the 39 weeks ended November 29, 1997 and the 39 weeks
ended November 30, 1996.....................................................F-4

Notes to Condensed Consolidated Financial Statements (Unaudited)............F-5

Report of Independent Accountants...........................................F-8

Consolidated Balance Sheets as of March 1, 1997 and March 2, 1996...........F-9

Consolidated  Statements of Operations for the 52 weeks ended
March 1, 1997, the 53 weeks ended March 2, 1996
and the 52 weeks ended February 25, 1995...................................F-10

Consolidated Statements of Stockholders' (Deficit) Equity for
the 52 weeks ended March 1, 1997, the 53 weeks ended March 2, 1996 and the 52 weeks ended February 25, 1995...................................F-11

Consolidated  Statements of Cash Flows for the 52 weeks ended
March 1, 1997, the 53 weeks ended March 2, 1996
and the 52 weeks ended February 25, 1995...................................F-12

Notes to Consolidated Financial Statements.................................F-13

Pro Forma Condensed Consolidated Balance Sheet (Unaudited)
as of November 29, 1997....................................................F-26

Pro Forma Condensed Consolidated Statement of Operations
(Unaudited) for the 39 weeks ended November 29, 1997.......................F-27

Pro Forma Condensed Consolidated Statement of Operations (Unaudited)
for the 52 weeks ended March 1, 1997.......................................F-28

Notes to Pro Forma Condensed Consolidated Financial Statements.............F-29

          (b)  Exhibits

2.1  Second Amended Joint Plan of Reorganization, dated November 7, 1997.

2.2 Asset Purchase Agreement by and among Camelot Music, Inc., The Wall Music, Inc., and WH Smith Group Holdings (USA), Inc., dated as of December 10, 1997.

2.3  Assignment of Purchase Agreement.

3.1  Second Amended and Restated Certificate of Incorporation of the Registrant.

3.2  Amended and Restated Bylaws of the Registrant.

4.1  Specimen certificate of Common Stock.

10.1 Revolving Credit Agreement, dated as of January 27, 1998, among Camelot Music, Inc., the several lenders named therein and The Chase Manhattan Bank, as agent for the lenders.

10.2 Registration Rights Agreement, dated as of January 27, 1998, by and among the Registrant and the security holders named therein.

10.3 Second Amended and Restated Employment Agreement, dated as of January 1, 1998, between Camelot Music, Inc. and James E. Bonk.

10.4 Camelot Music Holdings, Inc. 1998 Stock Option Plan.

21.1 Subsidiaries of the Registrant.

27.1 Financial Data Schedule.

                         INDEX TO FINANCIAL STATEMENTS


                                                                            Page

Condensed Consolidated Balance Sheet (Unaudited) as of
November 29, 1997...........................................................F-2

Condensed  Consolidated  Statements of Operations  (Unaudited)
for the 39 weeks ended November 29, 1997 and the 39 weeks
ended November 30, 1996.....................................................F-3

Condensed  Consolidated  Statements of Cash Flows  (Unaudited)
for the 39 weeks ended November 29, 1997 and the 39 weeks
ended November 30, 1996.....................................................F-4

Notes to Condensed Consolidated Financial Statements (Unaudited)............F-5

Report of Independent Accountants...........................................F-8

Consolidated Balance Sheets as of March 1, 1997 and March 2, 1996...........F-9

Consolidated  Statements of Operations for the 52 weeks ended
March 1, 1997, the 53 weeks ended March 2, 1996
and the 52 weeks ended February 25, 1995...................................F-10

Consolidated Statements of Stockholders' (Deficit) Equity for
the 52 weeks ended March 1, 1997, the 53 weeks ended March 2, 1996 and the 52 weeks ended February 25, 1995...................................F-11

Consolidated  Statements of Cash Flows for the 52 weeks ended
March 1, 1997, the 53 weeks ended March 2, 1996
and the 52 weeks ended February 25, 1995...................................F-12

Notes to Consolidated Financial Statements.................................F-13

Pro Forma Condensed Consolidated Balance Sheet (Unaudited)
as of November 29, 1997....................................................F-26

Pro Forma Condensed Consolidated Statement of Operations
(Unaudited) for the 39 weeks ended November 29, 1997.......................F-27

Pro Forma Condensed Consolidated Statement of Operations (Unaudited)
for the 52 weeks ended March 1, 1997.......................................F-28

Notes to Pro Forma Condensed Consolidated Financial Statements.............F-29

CM HOLDINGS, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)
November 29, 1997
(in thousands of dollars)


                ASSETS

                                                                     FISCAL
                                                                       1997
                                                                     ------
 Current assets:
       Cash and cash equivalents                                    $ 45,689
       Accounts receivable                                             3,099
       Inventories                                                   141,106
       Other current assets                                            2,027
                                                                    ---------

              Total current assets                                   191,921
                                                                    ---------
 Property, plant and equipment, net                                   46,671
                                                                    ---------
 Other non-current assets:
       Goodwill, net of accumulated amortization                      39,693
       Other assets                                                      876
                                                                    ---------
              Total other non-current assets                          40,569
                                                                    ---------
              Total assets                                          $279,161
                                                                    =========

                LIABILITIES AND STOCKHOLDERS' DEFICIT


 Current liabilities:
       Accounts payable, trade                                      $ 42,024
       Accrued expenses and other liabilities                         22,896
                                                                    ---------
              Total current liabilities                               64,920
                                                                    ---------
 Long-term liabilities                                                 7,920

 Liabilities subject to compromise                                   485,296
                                                                    ---------
              Total liabilities                                      558,136
                                                                    ---------
 Stockholders' deficit:
       Common stock                                                       10
       Additional paid-in capital                                     79,990
       Accumulated deficit                                          (358,975)
                                                                    ---------
              Total stockholders' deficit                           (278,975)
                                                                    ---------
              Total liabilities and stockholders' deficit           $279,161
                                                                    =========


     The accompanying notes are an integral part of these condensed consolidated financial statements.

CM HOLDINGS, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED) for the 39 weeks ended November 29, 1997 and the 39 weeks ended November 30, 1996
(in thousands of dollars)



                                                            FISCAL     FISCAL
                                                             1997       1996
                                                          ---------   ---------

Net sales                                                 $260,340    $264,436
                                                          --------    --------
Cost and expenses:
 Cost of sales                                             170,966     174,593
 Selling, general and administrative                        80,573      88,769
 Depreciation and amortization                              16,842      17,402
 Write-down of long-lived assets                                 -       4,920
                                                          ---------   ---------

       Total cost and expenses                             268,381     285,684
                                                          ---------   ---------

       Loss before interest and other (income)
       expenses (net) and reorganization expense            (8,041)    (21,248)
                                                          ---------   ---------

Interest and other (income) expenses, net:
 Interest expense                                              186      17,297
 Amortization of financing fees                                344       1,741
 Other                                                      (3,972)       (925)
                                                          ---------   ---------
       Total interest and other (income) expenses, net      (3,442)     18,113
                                                          ---------   ---------
       Loss before reorganization expense                   (4,599)    (39,361)
                                                          ---------   ---------
Reorganization expense                                       6,072      26,552
                                                          ---------   ---------
       Loss before income taxes                            (10,671)    (65,913)
                                                          ---------   ---------
       Provision for income taxes                                -           -
                                                          ---------   ---------

             Net loss                                     $(10,671)   $(65,913)
                                                          =========   =========







     The accompanying notes are an integral part of these condensed consolidated financial statements.

CM HOLDINGS, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) for the 39 weeks ended November 29, 1997 and the 39 weeks ended November 30, 1996 1996 (in thousands of dollars)

                                                                                 Fiscal           Fiscal
                                                                                  1997             1996
                                                                                 ------           ------
Cash flows from operating activities:
  Net loss                                                                      $(10,671)        $(65,913)
  Adjustments to reconcile net loss to net cash provided by
       (used in) operating activities:
    Depreciation and amortization excluding financing fees                        16,842           17,402
    Amortization of financing fees                                                   344            1,741
    Write-down of long-lived assets                                                    -            4,920
    Other, net                                                                         -              901
  Changes in assets and liabilities:
    Accounts receivable                                                           (2,120)          (3,562)
    Inventories                                                                  (29,724)         (31,813)
    Other current assets                                                           2,978           (2,903)
    Accounts payable, trade                                                       30,626             (424)
    Accrued expenses and other liabilities                                           523           20,711
  Changes due to reorganization activities:
    Accrued professional fees                                                      1,193              442
    Write-off of financing costs                                                       -           12,214
    Provision for store closing costs                                                  -            3,285
    Provision for lease rejection damages                                              -            7,474
    Employment termination costs                                                       -              764
    Write-off of capital lease obligation                                              -           (1,677)
    Other expenses directly related to bankruptcy                                      -              262
                                                                                ---------        ---------
             Net cash provided by (used in) operating activities                   9,991          (36,176)
                                                                                ---------        ---------
Cash flows from investing activities:
  Additions to property, plant and equipment                                      (5,348)          (2,282)
  Proceeds from sale of equipment                                                      6              239
  Other assets                                                                      (145)               4
                                                                                ---------        ---------
             Net cash used in investing activities                                (5,487)          (2,039)
                                                                                ---------        ---------
Cash flows from financing activities:
  Payment of financing fees                                                          (75)            (590)
  Proceeds from lines of credit and other short-term borrowings                        -           24,000
  Payment of lines of credit and other short-term borrowings                           -           (8,600)
  Payment on long-term debt                                                            -              (27)
                                                                                ---------        ---------
             Net cash (used in) provided by financing activities                     (75)          14,783
                                                                                ---------        ---------
Increase (decrease) in cash and cash equivalents                                   4,429          (23,432)
Cash and cash equivalents at beginning of year                                    41,260           29,619
                                                                                ---------        ---------
Cash and cash equivalents at end of year                                         $45,689         $  6,187
                                                                                =========        =========

Supplemental disclosures of cash flow information:
  Cash paid during the fiscal year for:
    Interest                                                                     $    78         $  2,378
    Income taxes                                                                      32               99
    Reorganization expense                                                         3,569            3,928

  Non-cash reorganization activities:
    Reclassification of liabilities subject to compromise                        $     -         $482,996
    Decrease in accounts payable, accrued expenses and other liabilities               -          (86,236)
    Reduction of debt                                                                  -         (396,760)


     The accompanying notes are an integral part of these condensed consolidated financial statements.

CM HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except where otherwise indicated)


1.   BASIS OF PRESENTATION:

     The accompanying condensed consolidated financial statements include the accounts of CM Holdings, Inc. ("Holdings") and its wholly owned subsidiary, Camelot Music, Inc. ("Camelot") and Camelot's wholly owned subsidiaries after elimination of all intercompany accounts and transactions. Holdings, together with Camelot is herein referred to as the Company.

     The accompanying interim condensed consolidated financial statements are unaudited, however in the opinion of management, all adjustments necessary for a fair presentation of such consolidated financial statements have been recorded in the interim financial statements presented. The Company's business in seasonal and therefore the interim results are not indicative of the results for a full year. The significant accounting policies and certain financial information which is required for financial statements in accordance with generally accepted accounting principles, but not for interim financial statement reporting purposes, have been condensed or omitted. The accompanying condensed consolidated financial statements of the Company should be read in conjunction with the audited financial statements of the Company for the fiscal year ended March 1, 1997.


2.   CHAPTER 11 PROCEEDINGS:

     On December 12, 1997, the Bankruptcy Court entered an order confirming the Company's Plan of Reorganization (the "Plan") which was submitted by the Company on October 1, 1997 and amended on November 7, 1997. The Company expects the effective date of the Plan to be on or about January 27, 1998. Pursuant to the Plan, administrative claims of approximately $6,800 will be fully paid in cash upon emergence and the priority claims of approximately $1,600 will be fully satisfied within six years of the effective date. The remaining prepetition claims will be settled principally with the issuance of equity in the reorganized company to the claim holders. The stockholders in the Company will receive no recovery nor will they be issued any shares in the reorganized company under the Plan. Under the Plan, approximately 10 million common shares in the reorganized company are expected to be issued to the claim holders. The reorganized company expects to register the common shares on the NASDAQ "over the counter market" with the filing of a Form 10 with the Securities and Exchange Commission on or about January 31, 1998.

     As of the effective date of the Plan, the Company will adopt "fresh-start" accounting as prescribed by AICPA Statement of Position ("SOP") 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code". Under the provisions of fresh-start accounting:

     The reorganization value of the Company will be allocated to the Company's assets in conformity with the procedures specified by Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations", for transactions reported on the basis of the purchase method. If any portion of the reorganization value cannot be attributed to specific tangible assets of the Company, such amounts will be reported as the intangible asset identified as "reorganization value in excess of amounts allocable to identifiable assets". This excess will be amortized in conformity with APB Opinion No. 17, "Intangible Assets", over a twenty year period. Each liability existing at the plan confirmation date, other than deferred income taxes, will be stated at present value of amounts to be paid determined at appropriate current interest rates. Deferred income taxes will be reported in conformity with the liability method of accounting for income taxes. Benefits, if any, realized from preconfirmation net operating loss carryforwards will first reduce reorganization value in excess of amounts allocable to identifiable assets and other intangibles until exhausted and thereafter be reported as a direct addition to paid-in capital. Additionally, the effects of the adjustments on the reported amounts of individual assets and liabilities resulting from the adoption of fresh-start reporting and the effects of the forgiveness of debt will be reflected in the predecessor Company's final consolidated statement of operations. Forgiveness of debt, if any, will be reported as an extraordinary item. Adopting fresh-start reporting will result in a new reporting entity with no beginning retained earnings or deficit.

3.   LIABILITIES SUBJECT TO COMPROMISE:

     In the accompanying consolidated balance sheet as of November 29, 1997, liabilities subject to compromise are comprised of the following:

                                                                 FISCAL
                                                                  1997
                                                              ------------
     Bank debt and related interest                              $295,617
     Subordinated debentures and related interest                  58,489
     Senior debentures and related interest                        57,651
     Trade claims                                                  54,992
     Lease claims                                                  14,479
     Priority tax claims                                            1,311
     Other claims                                                   2,757
                                                              ------------
                                Total                            $485,296
                                                              ============

     These amounts represent management's best estimate of all known or potential claims. Such claims were subject to future adjustments with respect to disputed claims depending on negotiations with creditors and actions of the Bankruptcy Court in the Chapter 11 case. In connection with the confirmation of the Plan, the Company resolved substantially all outstanding disputed claims and therefore believes that any future adjustments required will not be significant.


4.   REORGANIZATION EXPENSE:

     Reorganization expense for the 39 weeks ended November 29, 1997 and November 30, 1996 are comprised of the following:

                                                    FISCAL          FISCAL
                                                     1997            1996
                                                 -------------  ---------------
     Professional fees                               $ 4,122          $ 3,562
     Write-off of financing costs                          -           12,214
     Provision for store closing costs                     -            4,125
     Lease rejection damages                               -            7,688
     Employment termination costs                         16              764
     Employment retention and stay bonuses             2,800                -
     Write-off of capital lease obligation                 -           (1,677)
     Other expenses (net) directly related
       to bankruptcy                                     758              385
     Interest income                                  (1,624)            (509)
                                                 -------------  ---------------
                           Total                     $ 6,072          $26,552
                                                 =============  ===============


5.   FINANCING ARRANGEMENTS:

     On the Effective Date, the debtor-in-possession facility ("DIP") was canceled pursuant to its original terms. There were no amounts outstanding under the DIP facility on the Effective Date.

     Also, on the Effective Date, the Company entered into a revolving credit facility with a syndicate of financial institutions providing advances of up to $50,000 during peak periods and $35,000 during non-peak periods, subject to reduction if the Wall acquisition does not close (see Note 7). The aggregate availability under the New Working Capital Facility is limited to a borrowing base equal to 35% of inventory during peak periods and 30% of inventory during non-peak periods. The new facility matures 4 years from the Effective Date and borrowings bear interest at the Alternate Base Rate, as defined or LIBOR plus 1.75%. Borrowings under the facility are secured by substantially all of the Company's assets. The facility contains certain covenants including limitations on capital expenditures, dividends and require the Company to maintain certain minimum EBITDA levels.


6.   COMMITMENTS AND CONTINGENCIES:

     The Company is a party to various claims, legal actions and complaints arising in the ordinary course of its business, including proposed assessments by the Internal Revenue Service aggregating approximately $7,800 of which the Company has accrued $800. In the opinion of management, all such matters not accrued for are without merit or involve such amounts that unfavorable disposition will not have a material impact on the consolidated financial position or results of operations of the Company.

7.   ACQUISITION:

     On December 10, 1997 the Company signed an Asset Purchase Agreement to acquire The Wall Music, Inc. ("The Wall") for $26,000 plus net working capital assets transferred at the date of closing which are projected to be approximately $47,000. The Wall is a mall-based music store chain that operates over 150 stores in the Mid-Atlantic region of the United States. This transaction is anticipated to close in late Fiscal 1997. The acquisition will be accounted for by the purchase method of accounting.

REPORT OF INDEPENDENT ACCOUNTANTS



Board of Directors and Stockholders of
CM Holdings, Inc.:


We have audited the accompanying consolidated balance sheets of CM Holdings, Inc. and Subsidiary as of March 1, 1997 and March 2, 1996 and the related consolidated statements of operations, stockholders' (deficit) equity and cash flows for each of the fifty-two and fifty-three week periods ended March 1, 1997, respectively. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

On August 9, 1996, CM Holdings, Inc. and its Subsidiary filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code. On October 1, 1997, the Company submitted its plan of reorganization to the Bankruptcy Court which was amended on November 7, 1997 and subsequently confirmed on December 12, 1997. The Company expects the effective date of the plan to be on or about January 27, 1998. As discussed in Note 2 to the consolidated financial statements, as of the effective date of the plan, the Company will adopt "Fresh-Start" accounting as prescribed by AICPA Statement of Position No. 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code".

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CM Holdings, Inc. and Subsidiary as of March 1, 1997 and March 2, 1996, and the consolidated results of their operations and their cash flows for each of the fifty-two and fifty-three week periods ended March 1, 1997, respectively, in conformity with generally accepted accounting principles.

As discussed in Note 3 to the consolidated financial statements, in fiscal 1995 the Company changed its method of accounting for the impairment of long-lived assets.




                                                     COOPERS & LYBRAND L.L.P.

Cleveland,  Ohio
July 18, 1997, except as to the
  information  presented in the
  first paragraph of Note 19, for
  which the date is December 10, 1997
  and the  information  presented
  in Notes 2, 7, 8, 9, 10, 16, and 19
  dated as of December 12, 1997,
  for which the date is December 12, 1997

CONSOLIDATED BALANCE SHEETS
March 1, 1997 and March 2, 1996
(in thousands of dollars)


     ASSETS                                               FISCAL      FISCAL
                                                           1996        1995
                                                        ----------  ----------
Current assets:
     Cash and cash equivalents                          $  41,260   $   29,619
     Accounts receivable                                      979        1,349
     Inventories                                          112,537      131,741
     Other current assets                                   5,287        3,654
                                                        ----------  ----------

         Total current assets                             160,063      166,363
                                                        ----------  ----------

Property, plant and equipment, net                         56,738       80,124
                                                        ----------  ----------

Other non-current assets:
     Goodwill, net of accumulated amortization of
     $4,025 in 1996 and $2,032 in 1995                      41,188      43,181
     Intangible assets, net                                    350      18,017
     Other assets                                              309         985
                                                        ----------  ----------

         Total other non-current assets                     41,847      62,183
                                                        ----------  ----------

         Total assets                                   $  258,648   $ 308,670
                                                        ==========  ==========

     LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
     Accounts payable, trade                            $   11,398  $   21,164
     Accrued expenses and other liabilities                 23,336      26,450
     Current portion of long-term debt                           -     285,878
                                                        ----------  ----------

         Total current liabilities                          34,734     333,492
                                                        ----------  ----------

Long-term liabilities:
     Long-term trade accounts payable                            -      57,393
     Long-term debt, less current portion                        -     112,586
     Other long-term liabilities                             7,407       9,139
                                                        ----------  ----------

         Total long-term liabilities                         7,407     179,118

Liabilities subject to compromise                          484,811           -

Commitments and contingencies (Notes 2, 8, 15 and 17)            -           -
                                                        ----------  ----------
         Total liabilities                                 526,952     512,610

Stockholders' deficit:
     Common stock                                               10          10
     Additional paid-in capital                             79,990      79,990
     Accumulated deficit                                  (348,304)   (283,940)
                                                         ----------  ----------

         Total stockholders' deficit                      (268,304)   (203,940)
                                                         ----------  ----------

         Total liabilities and stockholders' deficit     $  258,648   $308,670
                                                         ==========  ==========

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
for the 52 weeks ended March 1, 1997, the 53 weeks ended March 2, 1996, and the 52 weeks ended February 25, 1995
(in thousands of dollars)



                                                                        FISCAL      FISCAL          FISCAL
                                                                         1996        1995            1994
                                                                      -----------  ----------    -------------
Net sales                                                             $   396,502  $  455,652    $     459,077
                                                                      -----------  ----------    -------------

Cost and expenses:
     Cost of sales                                                        263,072     302,481          289,887
     Selling, general and administrative                                  117,558     135,441          128,158
     Depreciation and amortization                                         23,290      26,570           21,146
     Write-down of long-lived assets                                        6,523     202,869            -
     Expiration of put agreements                                           -           3,413            -
     Restructuring charge                                                   -           5,238            -
                                                                      -----------  ----------    -------------

            Total cost and expenses                                       410,443     676,012          439,191
                                                                      -----------  ----------    -------------

            (Loss) income before interest and other expenses
                (net), reorganization expense and income taxes            (13,941)   (220,360)          19,886
                                                                      -----------  ----------    -------------

Interest and other expenses, net:
     Interest expense, net                                                 17,418      38,056           30,655
     Amortization of financing fees                                         1,856       3,738            3,544
     Other                                                                   (696)      1,503            1,482
                                                                      -----------  ----------    -------------

            Total interest and other expenses, net                         18,578      43,297           35,681
                                                                      -----------  ----------    -------------

            Loss before reorganization expense and income taxes           (32,519)   (263,657)         (15,795)

Reorganization expense                                                     31,845       -                -
                                                                      -----------  ----------    --------------

            Loss before income taxes                                      (64,364)   (263,657)         (15,795)


Provision (benefit) for income taxes:
     Current                                                                -             376           (3,889)
     Deferred                                                               -              98            6,959
                                                                      -----------  ----------    --------------

            Total provision (benefit) for income taxes                      -             474            3,070
                                                                      -----------  ----------    -------------

            Net  loss                                                 $   (64,364) $ (264,131)    $    (18,865)
                                                                      ===========  ==========    ==============


The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' (DEFICIT) EQUITY for the 52 weeks ended March 1, 1997, the 53 weeks ended March 2, 1996, and the 52 weeks ended February 25, 1995
(in thousands of dollars)




                                               COMMON              ADDITIONAL
                                               STOCKS               PAID-IN         PUT        ACCUMULATED
                                       ------------------------
                                         SHARES       DOLLARS      CAPITAL        OPTIONS       DEFICIT           TOTAL
                                       -----------  ------------   ------------  ------------   -------------    -----------
   Balances at February 26, 1994             1,000   $       10    $    79,990   $    (3,413)   $       (944)    $   75,643


     Net loss                                  -             -            -            -             (18,865)       (18,865)
                                       -----------  ------------   ------------  ------------   -------------    -----------

   Balances at February 25, 1995             1,000           10         79,990        (3,413)         (19,809)       56,778

     Net loss                                  -             -            -            -             (264,131)     (264,131)


     Expiration of put agreements              -             -            -            3,413                          3,413
                                       -----------  ------------   ------------  ------------   -------------    -----------

   Balances at March 2, 1996                 1,000           10         79,990          -            (283,940)     (203,940)

     Net loss                                  -             -            -             -             (64,364)      (64,364)
                                       -----------  ------------   ------------  ------------   -------------    -----------

   Balances at March 1, 1997                 1,000   $       10    $    79,990   $      -     $      (348,304)    $(268,304)
                                       ===========  ============   ============  ============   =============    ===========


   The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the 52 weeks ended March 1, 1997, the 53 weeks ended March 2, 1996, and the 52 weeks ended February 25, 1995
(in thousands of dollars)

                                                                         FISCAL         FISCAL        FISCAL
                                                                          1996           1995          1994
                                                                        ----------    ----------    ----------
Cash flows from operating activities:
     Net loss                                                            $ (64,364)    $ (264,131)   $  (18,865)
     Adjustments to reconcile net loss to net cash provided by (used
           in) operating activities:
      Depreciation and amortization excluding financing fees                23,290         26,570        21,146
      Amortization of financing fees                                         1,856          3,738         3,544
      Noncash portion of restructuring charges                               -              4,345         -
      Write-down of long-lived assets                                        6,523        202,869         -
      Expiration of put agreements                                           -              3,413         -
      Other, net                                                               451            607         -
      Restructuring charge                                                   -                893            91
      Deferred income taxes                                                  -                 98         7,543
     Changes in assets and liabilities:
      Accounts receivable and refundable income taxes                        2,578          3,437        (3,611)
      Inventories                                                           15,216         28,418       (21,588)
      Other current assets                                                  (2,197)          (283)         (292)
      Other assets                                                             131            427          (130)
      Accounts payable, trade                                              (12,540)        20,149         3,985
      Accrued expenses and other liabilities                                17,509         (8,414)       (5,660)
      Accrued income taxes                                                     647          5,401         -
     Changes due to reorganization activities:
      Accrued professional fees                                              1,717          -             -
      Write-off of financing costs                                          15,953          -             -
      Provision for store closing costs                                      3,988          -             -
      Provision for lease rejection damages                                  7,658          -             -
      Employment termination costs                                             803          -             -
      Write-off of capital lease obligation                                 (1,677)         -             -
      Other expenses directly related to bankruptcy                         (1,261)         -             -
                                                                         ----------    -----------   -----------
            Net cash provided by (used in) operating activities             16,281         27,537       (13,837)
                                                                         ----------    -----------   -----------

Cash flows from investing activities:
     Additions to property, plant and equipment                             (4,330)       (20,873)      (20,418)
     Proceeds from sale of equipment                                           239            137            37
     Other assets and liabilities, net                                          93            409         1,606
                                                                         ----------    -----------   -----------
            Net cash used in investing activities                           (3,998)       (20,327)      (18,775)
                                                                         ----------    -----------   -----------

Cash flows from financing activities:
     Payment of financing fees                                                (615)         -              (175)
     Proceeds from lines of credit and other short-term borrowings          25,000        195,500       258,950
     Payments of lines of credit and other short-term borrowings           (25,000)      (174,000)     (221,050)
     Payments on long-term debt                                               ( 27)        (2,560)       (2,555)
     Other                                                                   -              -              (255)
                                                                         ----------    -----------   -----------
            Net cash (used in) provided by financing activities               (642)        18,940        34,915
                                                                         ----------    -----------   -----------
Net increase in cash and cash equivalents                                $  11,641     $   26,150    $    2,303
Cash and cash equivalents at beginning of year                              29,619          3,469         1,166
                                                                         ----------    -----------   -----------
Cash and cash equivalents at end of year                                 $  41,260     $   29,619    $    3,469
                                                                         ==========    ===========   ===========

Supplemental  disclosures of cash flow information:  Cash paid
     (received) during the fiscal year for:
      Interest                                                           $   2,585     $   32,136    $   23,194
      Income taxes paid (refunded), net                                        129         (3,221)         (850)
      Reorganization items                                                   5,956          -             -

     Non-cash reorganization activities:
      Reclassification of liabilities subject to compromise              $ 477,153     $    -        $    -
      Decrease in accounts payable, accrued expenses and
          other liabilities                                                (80,393)         -             -
      Reduction of debt                                                   (396,760)         -             -


The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except where otherwise indicated)

1.   ORGANIZATION AND BUSINESS:

     CM Holdings, Inc. ("Holdings") was incorporated on September 30, 1993, and acquired all of the outstanding common stock of Camelot Music, Inc. (the "Camelot Acquisition") on November 12, 1993. Holdings, together with Camelot Music, Inc. ("Camelot"), is herein referred to as the Company. The Company is a specialty music retailer and operates in thirty-five states across the United States. The Company sells compact discs, cassettes, pre-recorded video cassettes and other entertainment products and related accessories.

     INVESTCORP International Inc. ("III"), acted as the investment advisor in the Camelot Acquisition. Companies affiliated with INVESTCORP S.A. ("INVESTCORP") own all of the currently outstanding voting stock of Holdings. INVESTCORP owns indirectly less than 10% of Holdings' total voting stock and total outstanding stock.

2.   STATUS OF REORGANIZATION UNDER CHAPTER 11:

     On August 9, 1996 (the "petition date"), Holdings and Camelot filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code ("Chapter 11" or the "Bankruptcy Code") in the
     United  States   Bankruptcy   Court  for  the  District  of  Delaware  (the
     "Bankruptcy Court"). The Chapter 11 proceedings are being jointly administered, with the Company managing the business in the ordinary course as debtors-in-possession subject to the control and supervision of the Bankruptcy Court.

     Under Chapter 11 proceedings, litigation and actions by creditors to collect certain claims in existence at the petition date (prepetition) are stayed, absent specific Bankruptcy Court authorization to pay such claims. The Company believes that appropriate provisions have been made in the accompanying financial statements for the prepetition claims that could be estimated at the date of these financial statements. Such claims are reflected in the March 1, 1997 balance sheet as "liabilities subject to compromise" (See Note 8). Additional claims (liabilities subject to compromise) may arise subsequent to the petition date resulting from the rejection of executory contracts, including leases, and from the determination of the Bankruptcy Court (or agreed to by parties-in-interest) of allowed claims for contingencies and disputed amounts. Claims collateralized against the Company's assets (secured claims) are stayed, although holders of such claims have the right to move the Bankruptcy Court for relief from the stay. Secured claims are collateralized by a pledge of stock of Camelot as well as certain non-store properties.

     Under the Bankruptcy Code, a creditor's claim is treated as secured only to the extent of the value of such creditor's collateral, and the balance of such creditor's claim is treated as unsecured.

     The Company received approval from the Bankruptcy Court to pay or otherwise honor employee wages and benefits and certain other prepetition obligations necessary for the continuing existence of the Company prior to a plan of reorganization. Generally, unsecured debt does not accrue interest after the petition date. In addition, the Company has determined that there is insufficient collateral to cover the interest portion of scheduled payments on most prepetition debt obligations. Therefore, the Company has discontinued accruing interest on these obligations. Contractual interest on these obligations amounts to $41,329, which is $26,334 in excess of reported interest expense. Refer to Note 7 for a discussion of the credit arrangements entered into subsequent to the Chapter 11 filings.

     As debtor-in-possession, the Company has the right, subject to Bankruptcy Court approval and certain other limitations, to assume or reject certain executory contracts, including unexpired leases. In this context, "assumption" means that the Company agrees to perform its obligations and cure certain existing defaults under the contract or lease, and "rejection" means that the Company is relieved from its obligations to perform further on the contract or lease and is subject only to a claim for damages for the breach thereof. Any claim for damages resulting from the rejection of an executory contract or an unexpired lease is treated as a general unsecured claim in the Chapter 11 proceedings. The Company has been reviewing its executory contracts and has assumed 3 leases and rejected 88 leases to date. An estimate of the allowed claims related to the rejected leases of $14,349 has been provided for and included in liabilities subject to compromise.

     The accompanying financial statements have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the ordinary course of business. However, as a result of the Chapter 11 filings, such realization of assets and liquidation of liabilities is subject to uncertainty. While under the protection of Chapter 11, in the normal course of business, the Company may sell or otherwise dispose of assets and liquidate or settle liabilities for amounts other than those reflected in the financial statements. Further, a plan of reorganization could materially change the amounts and classifications reported in the historical financial statements, which do not give effect to any adjustments to the carrying value of assets or amounts of liabilities that might be necessary as a consequence of a plan of reorganization.

     An official committee of unsecured creditors (the "Committee") was formed to act in the Chapter 11 proceedings. The Committee has the right to review and object to certain business transactions. Pursuant to the order of the Bankruptcy Court, the Committee retained counsel and other professionals at the expense of the Company.

     On December 12, 1997, the Bankruptcy Court entered an order confirming the Company's Plan of Reorganization (the "Plan") which was submitted by the Company on October 1, 1997 and amended on November 7, 1997. The Company expects the effective date of the Plan to be on or about January 27, 1998. Pursuant to the Plan, administrative claims of approximately $6,800 will be fully paid in cash upon emergence and the priority claims of approximately $1,600 will be fully satisfied within six years of the effective date. The remaining prepetition claims will be settled principally with the issuance of equity in the reorganized company to the claim holders. The stockholders in the Company will receive no recovery nor will they be issued any shares in the reorganized company under the Plan. Under the Plan, approximately 10 million common shares in the reorganized company are expected to be issued to the claim holders. The reorganized company expects to register the common shares on the NASDAQ "over the counter market" with the filing of a Form 10 with the Securities and Exchange Commission on or about January 31, 1998.

     As of the effective date of the Plan, the Company will adopt "fresh-start" accounting as prescribed by AICPA Statement of Position ("SOP") 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code". Under the provisions of fresh-start accounting:

          The reorganization value of the Company will be allocated to the Company's assets in conformity with the procedures specified by Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations", for transactions reported on the basis of the purchase method. If any portion of the reorganization value cannot be attributed to specific tangible assets of the Company, such amounts will be reported as the intangible asset identified as "reorganization value in excess of amounts allocable to identifiable assets". This excess will be amortized in conformity with APB Opinion No. 17, "Intangible Assets", over a twenty year period. Each liability existing at the plan confirmation date, other than deferred income taxes, will be stated at present value of amounts to be paid determined at appropriate current interest rates. Deferred income taxes will be reported in conformity with the liability method of accounting for income taxes. Benefits, if any, realized from preconfirmation net operating loss carryforwards will first reduce reorganization value in excess of amounts allocable to identifiable assets and other intangibles until exhausted and thereafter be reported as a direct addition to paid-in capital. Additionally, the effects of the adjustments on the reported amounts of individual assets and liabilities resulting from the adoption of fresh-start reporting and the effects of the forgiveness of debt will be reflected in the predecessor Company's final consolidated statement of operations. Forgiveness of debt, if any, will be reported as an extraordinary item. Adopting fresh-start reporting will result in a new reporting entity with no beginning retained earnings or deficit.

3.   SUMMARY OF SIGNICIANT ACCOUNTING POLICIES:

          The significant accounting policies used in the preparation of the consolidated financial statements are as follows:

          A. FINANCIAL REPORTING FOR BANKRUPTCY PROCEEDINGS: In Fiscal 1996, the Company has accounted for all transactions related to the Chapter 11 proceedings in accordance with SOP 90-7 for entities reporting during reorganization proceedings before filing of a reorganization plan. Accordingly, liabilities subject to compromise under the Chapter 11 proceedings have been segregated on the consolidated balance sheet and are recorded at the amounts that have been or are expected to be allowed on known claims rather than estimates of consideration those claims may receive in a plan of reorganization. In addition, the consolidated statements of operations and cash flows separately disclose expenses and cash transactions, respectively, related to the Chapter 11 proceedings.

          B. PRINCIPLES OF CONSOLIDATION AND RECLASSIFICATIONS: The accompanying consolidated financial statements include the accounts of Holdings and its wholly owned subsidiary Camelot and its currently inactive subsidiaries - G.M.G. Advertising, Inc. and Grapevine Records and Tapes, Inc. (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

               Certain amounts in the Fiscal 1994 and Fiscal 1995 consolidated financial statements have been reclassified to conform to Fiscal 1996 presentation.

          C. FISCAL PERIODS: The Company's fiscal year ends on the Saturday closest to February 28. Fiscal years or period ends are designated in the consolidated financial statements and the related notes by the calendar year in which the fiscal year commences.

          D. USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS: The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          E. CASH AND CASH EQUIVALENTS: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are stated at cost, which approximates market value.

          F. CONCENTRATION OF CREDIT RISK: The Company maintains a centralized cash management program whereby its excess cash balances are invested in short term funds and are considered cash equivalents. Certain cash balances are insured by the Federal Deposit Insurance Corporation up to $100. As of March 1, 1997 and March 2, 1996 uninsured bank cash balances were $40,725 and $24,119, respectively.

          G. INVENTORIES: Inventories are valued at the lower of cost or market. Cost is determined principally by the average cost method. Inventory consists primarily of resaleable prerecorded music, video cassettes, video games and other products.

          H. PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment is stated at cost. Significant additions and improvements are capitalized while expenditures for maintenance and repairs are charged to operations as incurred. The cost of assets retired or otherwise disposed of and the related accumulated depreciation are eliminated from the accounts in the year of disposal. Gains and losses resulting from disposals are included in operations. Depreciation is computed using the straight-line method based on the following ranges of estimated useful lives:

                    Buildings and improvements                 10-40 years
                    Leasehold improvements                 Shorter of life of
                                                           lease or 5 years
                    Furniture, fixtures and equipment           5-7 years

          I. FAIR VALUE OF LONG-LIVED ASSETS: The Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be
               Disposed Of" ("SFAS No. 121") in the fifty-three weeks ended March 2, 1996. Accordingly, the Company records impairment losses on long-lived assets used in operations, and the related goodwill, when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets.

          J. GOODWILL: Goodwill which represents the adjusted amount of the cost of acquisitions in excess of fair value was amortized using the straight-line method over a 40 year period until March 2, 1996. The remaining amount is being amortized using the straight-line method over a 22 year period (See Note 12).

          K. FINANCING COSTS: Financing costs are amortized over the terms of the related financings, which vary with the terms of the related agreements. As a result of the Chapter 11 proceedings, the net book value of the financing costs related to prepetition financing was written off during the fifty-two weeks ended March 1, 1997.

          L. OTHER INTANGIBLE ASSETS: Favorable lease values and non-compete agreements acquired in connection with store acquisitions were being amortized using the straight-line method over estimated useful lives. Primarily as a result of store closings, the net book value of these assets was written off during the fifty-two weeks ended March 1, 1997.

               Costs incurred to internally develop software are charged to operations.

          M. LONG TERM TRADE ACCOUNTS PAYABLE: Long term trade accounts payable consist of amounts with extended terms greater than one year.

          N. FAIR MARKET VALUE OF FINANCIAL INSTRUMENTS: It was not practicable to estimate the fair market value of the Company's prepetition debt obligations as the Company is currently in Chapter 11 proceedings. The ultimate plan of reorganization could significantly impact the estimated fair value of these obligations.

          O. ADVERTISING COSTS: The Company expenses nonreimbursable advertising costs as costs are incurred. The amount charged to advertising expense during Fiscal 1996, 1995 and 1994 was $6,128, $6,458 and $6,767, respectively.

          P. INCOME TAXES: The Company uses the liability method of accounting for income taxes. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in the period that includes the enactment date.


4.   PROPERTY, PLANT AND EQUIPMENT:

     Property, plant and equipment consisted of the following:

                                                             FISCAL    FISCAL
                                                              1996      1995
                                                            --------  --------
      Land and buildings                                    $ 12,365  $ 12,941
      Leasehold improvements                                  31,643    35,989
      Office furniture and fixtures                            1,899     1,889
      Store furniture and fixtures                            41,175    44,514
      Machinery and equipment                                 13,139    12,894
      Remodeling in-progress                                   1,499     1,207
      Property under capital lease                               -         950
                                                            --------  --------
                                                             101,720   110,384

      Less accumulated depreciation and amortization         (44,982)  (30,260)
                                                            --------  --------
                 Total                                      $ 56,738  $ 80,124
                                                            ========  ========

5.   OTHER INTANGIBLE ASSETS:

     Other intangible assets consisted of the following:




                                                             FISCAL    FISCAL
                                                              1996      1995
                                                            --------  --------

        Financing costs                                     $   615 $  25,883
        Favorable lease values                                  -         475
        Non-compete agreements                                  -       2,731
                                                            --------  --------
                                                                615    29,089

        Less accumulated amortization                          (265)  (11,072)
                                                            --------  --------
                   Total                                    $   350  $ 18,017
                                                            ========  ========


6.   ACCRUED EXPENSES AND OTHER LIABILITIES:

     Accrued expenses and other liabilities consisted of the following:


                                                             FISCAL    FISCAL
                                                              1996      1995
                                                            --------  --------

        Payroll and related costs                          $   6,775 $   5,371
        Frequent Shopper program liability                     6,101     6,724
        Taxes other than income                                3,892     4,298
        Gift certificate liability                             2,456     2,585
        Other                                                  4,112     7,472
                                                            --------  --------
                   Total                                   $  23,336 $  26,450
                                                            ========  ========


7.   FINANCING ARRANGEMENTS:

     As of March 2, 1996, $285,878 of debt covered by the terms of the loan agreements was reclassified as a current liability due to the violation of loan covenants and anticipated future violations under loan agreements.

     In addition, as a result of Chapter 11 proceedings, all remaining indebtedness of the Company as of the petition date became immediately due and payable in accordance with the terms of the instruments governing such indebtedness.

     While the Chapter 11 proceedings are pending, however, the Company is prohibited from making any payments of obligations owing as of the petition date, except as permitted by the Bankruptcy Court and contractual terms of debt obligations have been suspended subject to settlement. Furthermore, the Company is not able to borrow additional funds under any of its prepetition credit arrangements.

     The Company has obtained debtor-in-possession financing with a syndicate of financial institutions whereby a maximum of $35 million revolving credit facility (DIP facility), which includes a letter of credit sub-facility of $10 million, is available to fund working capital, issue letters of credit and make other payments during the Chapter 11 proceedings. The DIP facility is available through the earlier of February 9, 1998 or the effective date of the plan of reorganization. The maximum amount available under the DIP facility is subject to a borrowing base limitation equal to 35% of eligible inventory (as defined) during the peak period (as defined) and 30% of eligible inventory during the non-peak period, plus cash and investments held at the Company's cash management bank less the Company's cash collateral. Borrowings under the DIP facility bear interest, at the Company's option, at the Base Rate (defined as the higher of the Prime Rate or the base CD rate plus 1% or the Federal Funds Effective Rate plus 1/2%) plus 1% (9.25% at March 1, 1997).

     Interest on Base Rate loans is payable monthly in arrears. The Company pays a commitment fee of 1/2% on the average daily unused portion of the DIP facility. The Company had no outstanding borrowings against the DIP facility at March 1, 1997. At March 1, 1997, the Company had $3,270 of letters of credit outstanding.

     Long-term debt, in accordance with its contracted terms, is summarized as follows:


                                                          FISCAL     FISCAL
                                                           1996       1995
                                                         --------   --------
       Senior credit facility:
         Tranche A Term Loan                             $ 57,000   $ 57,000
         Tranche B Term Loan                               78,000     78,000
         Tranche C Term Loan                               60,000     60,000
         Revolving Credit Commitment                       90,800     90,800
       Subordinated Debentures                             55,748     55,748
       Senior Debentures                                   55,212     55,212
       Capital Lease Obligation                              -         1,704
                                                         --------  ---------
                                                          396,760    398,464
                                                         --------  ---------

         Less long-term debt classified as current           -      (285,878)
         Less amounts included as liabilities
         subject to compromise                           (396,760)       -
                                                         --------  ---------
                                                         $   -     $ 112,586
                                                         ========  =========

     As a result of the uncertainties relating to the Chapter 11 proceedings, future minimum repayments of long-term debt have not been presented.

     Currently, the Company is permitted to make principal and interest payments on the DIP facility. No other principal or interest may be paid without the approval of the Bankruptcy Court. The Company accrued interest on its unsecured and undersecured obligations through the petition date; however, due to the uncertainties relating to a final plan of reorganization, the Company ceased accruing interest on such obligations effective on the petition date.

     Set forth in the following paragraphs is a description of the terms of the Company's various long-term debt agreements as in effect on the petition date. Such provisions do not necessarily presently govern the respective rights of the Company and the various lenders. Instead, the rights of the parties will likely be determined in connection with the Chapter 11 proceedings currently pending in the Bankruptcy Court.

     SENIOR CREDIT FACILITY: In connection with the Camelot Acquisition, the Company entered into a Credit Agreement with a group of financial institutions which provided for a $325 million Credit Facility, proceeds of $244 million of which were used to finance a portion of the Camelot Acquisition. The Senior Credit Facility was comprised of the following instruments:

          THE TRANCHE A TERM LOAN: Principal was payable in semi-annual installments ranging from $2 to $12 million commencing August 31, 1994 through February 28, 1999. Interest payments were due quarterly based upon (i) the prime rate plus 1%; or (ii) the eurodollar rate plus 2.5%.

          THE TRANCHE B TERM LOAN: Principal was payable in semi-annual installments ranging from $0.5 to $20 million commencing August 31, 1994 through February 28, 2001. Interest payments were due quarterly based upon (i) the prime rate plus 1.5%; or (ii) the eurodollar rate plus 3%.

          THE TRANCHE C TERM LOAN: Principal was payable in two installments of $30 million due on August 31, 2001 and February 28, 2002. Interest payments were due quarterly based upon (i) the prime rate plus 2%; or
          (ii) the eurodollar rate plus 3.5%.

          THE REVOLVING CREDIT COMMITMENT: This commitment of $125 million extended through February 28, 1999. Borrowings under this commitment were made at prime rate plus 1% or the eurodollar rate plus 2.5%. The Company was obligated to pay a commitment fee of 1/2 of 1% per annum on the average daily amount of the available revolving credit commitment. Such fees were payable quarterly, in arrears. The Company had $34.2 million available under the commitment at March 2, 1996.
          Additionally, the Revolving Credit Commitment is reduced by the issuance of Standby or Commercial Letters of Credit for the benefit of third parties. At March 2, 1996, no Standby Letters of Credit were outstanding.

     The Senior Credit Facility was collateralized by a pledge of the stock of Camelot as well as certain non-store properties. Holdings had guaranteed the payment of principal and interest. Financing costs of $15,196 were incurred in connection with the Senior Credit Facility of which $3,500 was paid to III.

     Borrowings outstanding at March 1, 1997 of $285,800, and related accrued interest of $9,817, were classified as liabilities subject to compromise because the principal balance is undersecured.

     Subordinated  Debentures:  In  connection  with  the  Camelot  Acquisition,
     Camelot issued subordinated debentures to AIBC Investcorp Finance B.V. ("AIBC"), an affiliate of INVESTCORP. AIBC purchased $50 million of 11% subordinated debentures which are due March 1, 2004. The subordinated debentures were issued at a discount of $5.3 million. Other financing costs of $70 were also incurred in connection with the debentures. Interest on the debentures required semiannual payments on March 1 and September 1 in each year.

     On December 19, 1994, Holdings acquired $43 million of the total $50 million, 11% debentures from AIBC and the note representing such amount was registered in the name of Holdings.

     The Company was required to redeem 25% of the debentures on March 1, 2003, an additional 25% of the debentures on September 1, 2003, and the remaining 50% of the debentures on March 1, 2004. The debentures were subject to optional redemption on September 1 and March 1 of any year at prices ranging from 105% to 100% of outstanding principal.

     On September 1, 1995 and March 1, 1996 the total amount of interest due, $2,811 and $2,937, respectively, were paid through issuance of payment in kind ("PIK") notes. These amounts have been classified as liabilities subject to compromise.

     The agreement contains various financial covenants which are similar to those contained in the Senior Credit Facility.

     Senior Debentures: In connection with the Camelot Acquisition, Holdings issued senior debentures to AIBC. AIBC purchased $50 million of 10% senior debentures which are due March 1, 2004. The debentures were purchased at a discount of $5.1 million. Interest on the debentures require semiannual payments on March 1 and September 1 in each year, commencing March 1, 1994.

     Holdings was required to redeem 25% of the debentures on March 1, 2003, an additional 25% of the debentures on September 1, 2003, and the remaining
     50% of the debentures March 1, 2004. The debentures were subject to optional redemption on September 1 and March 1 of any year at prices ranging from 105% to 100% of outstanding principal.

     On September 1, 1995 and March 1, 1996 the total amounts of interest due, $2,556 and $2,656, respectively, were paid through issuance of PIK notes. These amounts have been classified as liabilities subject to compromise. The agreement contains various covenants which are similar to those contained in the Senior Credit Facility.

     The Company's various prepetition loan agreements had covenants which, among other things, limited the payment of dividends and capital expenditures, specified levels of consolidated net worth and minimum consolidated adjusted operating profit as well as maintenance of specified ratios including interest coverage and current ratios. However, as a result of the automatic stay resulting from the Chapter 11 proceedings, the Company's lenders may not enforce any rights, exercise any remedies or realize on any claims in the event that the Company fails to comply with any of the covenants contained in the various prepetition loan agreements.

     The Company is subject to various financial and other covenants under the terms of the DIP facility including, among other things, minimum EBITDA (as defined in the DIP facility) and limitations on indebtedness, investments, payments of indebtedness and capital expenditures. The Company is in compliance with the DIP facility covenants at March 1, 1997 or has obtained appropriate waivers.

     On December 12, 1997 as described in Note 2, the Plan was confirmed. Pursuant to the terms of the Plan all of the prepetition debt will be settled with the issuance of common stock to the prepetition debt claim holders.


8.   LIABILITIES SUBJECT TO COMPROMISE:

     Liabilities subject to compromise at March 1, 1997 include the following:

        Bank debt and related interest                              $295,617
        Subordinated debentures and related interest of $2,741        58,489
        Senior debentures and related interest of $2,439              57,651
        Trade claims                                                  54,675
        Lease claims                                                  14,349
        Priority tax claims                                            1,219
        Other claims                                                   2,811
                                                                     -------
                   Total                                            $484,811
                                                                    ========

     Liabilities subject to compromise under the Chapter 11 proceedings include substantially all current and long-term debt and trade and other payables as of the petition date. As discussed in Note 2, payment of these liabilities, including the maturity of debt obligations, is stayed while the Company continues to operate as a debtor-in-possession.

     As part of the Chapter 11 proceedings, the Company has notified all known or potential claimants for the purpose of identifying all prepetition claims against the Company. The Bankruptcy Court entered an order setting January 30, 1997 as the bar date (the "Bar Date") for submission of proofs of claim in the Chapter 11 proceedings. With certain exceptions, a creditor who fails to submit on or before the Bar Date a proof of Claim in respect of a claim against the Company is forever barred from asserting such claim against the Company. Additional bankruptcy claims and prepetition liabilities may arise by termination of various contractual obligations and as certain contingent and/or potentially disputed bankruptcy claims are settled for amounts which differ from those shown on the balance sheet.

     On December 12, 1997, as described in Note 2, the Company's Plan was confirmed whereby substantially all claims arising in connection with the Chapter 11 proceedings have been resolved. Accordingly, management believes that the amount of liabilities subject to compromise as reported are fairly stated.

9.   STOCKHOLDERS' (DEFICIT) EQUITY:

     The following is a summary of the capitalization of Holdings at March 1, 1997 and March 2, 1996:

     Class A Stock: 910 shares authorized; 850 shares issued and outstanding

     Class C Stock: 557 shares authorized; 143.75 shares issued and outstanding

     Class D Voting Stock: 6.25 shares authorized, issued and outstanding

     Class E Stock: 375.01 shares authorized; no shares issued and outstanding

     Common Stock: 1,848.26 shares authorized; no shares issued or outstanding

     The Class A Stock, Class C Stock, Class D Stock and Common Stock have $.01 par values per share. The Class E Stock has a $1.00 par value per share. The transfer of any shares of stock are restricted as specified in Holdings' Certificate of Designation (the "Certificate").

     Conversion of Stock: In the event of an initial public offering or sale of the Company, as defined in the Certificate, all issued and outstanding shares of Class A, Class C, Class D and Class E Stock not otherwise redeemed by the Company shall automatically convert into shares of Common Stock on a one-for-one basis.

     VOTING RIGHTS: Holders of shares of Class D Stock are entitled to one vote for each share of such stock held. Until a change of control of the Company, as defined in the Certificate, holders of Class A, Class C and Class E Stock have no voting rights, except that the holders of these shares shall have the right to one vote for each share held as to the approval of any change to the Certificate of Incorporation that would increase or decrease the par value of such stock, or change the powers, preferences, or special rights of such stock, so as to have a material adverse effect on such holders. Effective upon a change of control, holders of shares of Class A, Class C and Class E Stock shall be entitled to one vote for each share of stock held.

     LIQUIDATION RIGHTS: In the event of liquidation of the Company, each holder of Class E Stock shall be entitled to receive $133.33 per share before any payment or distribution shall be made or set aside for payment on the Class A, Class C or Class D Stock, and each holder of Class A and Class C Stock shall be entitled to receive $.001 per share before any payment or distribution shall be made or set aside for payment on the Class D Stock. Any remaining assets or proceeds therefrom are to be distributed to all stockholders on a pro rata basis.

     DIVIDEND RIGHTS: Dividends are payable to all stockholders on a pro rata basis upon declaration of such dividends by the Board of Directors.

     On December 12, 1997, the Company's Plan was confirmed in Bankruptcy Court whereby the reorganized company will emerge and issue approximately 10 million common shares of stock to the various claim holders pursuant to the terms of the Plan. The stockholders in the Company will receive no recovery nor will they be issued any shares in the reorganized company under the Plan.


10.  STOCK OPTION AND PURCHASE AGREEMENTS:

     STOCK OPTION AGREEMENTS: Holdings established a Management Stock Incentive Plan (the "Incentive Plan") for key employees of the Company ("Eligible Employees"). The Incentive Plan provides for the grant of options that qualify as incentive stock options ("ISO's") under the Internal Revenue Code, as amended, as well as options that do not qualify as ISO's ("Non-qualified Options") (collectively referred to as the "Options"). Additionally, the Incentive Plan provides for the grant of stock appreciation rights and for the sale or grant of restricted stock.

     Grants under the Incentive Plan can generally occur over a ten year period. Shares purchased under the Incentive Plan are subject to certain transferability restrictions. Also, in the event an eligible employee ceases to be employed by Camelot, Holdings has the option to repurchase the shares. If this option is not exercised, and if the employee's termination is due to death or disability, then the employee may require Holdings to purchase such shares.

     Under the terms of the Incentive Plan, a total of 52.632 shares have been reserved for the issuance of stock options and restricted shares. As of February 25, 1995, the Board of Directors of the Company granted Options for 47.7 shares. During the Fiscal 1996 and Fiscal 1995, 0.5 and 14.7 Options, respectively were forfeited and no Options were issued. These Options become exercisable on the tenth anniversary of the date of grant. The right to exercise is accelerated in annual installments of 20% provided that the Company meets certain annual or cumulative performance criteria. Through Fiscal 1996 this performance criteria has not been met. Exercisability also will be accelerated upon the earlier to occur of an initial public offering or sale of the Company. The exercise price of all Options granted was at the estimated market value of $80.00 per share.

     STOCK PURCHASE AGREEMENTS: Holdings and its shareholders have entered into various stock purchase agreements with certain key employees of the Company. Under the terms of the agreements, certain shareholders of Holdings may sell their Class C Stock in Holdings to certain key employees for $80.00 per share. The shares have certain transferability restrictions. In the event an employee ceases to be employed by Camelot, Holdings has the option to repurchase the shares. If this option is not exercised, and if the employee's termination is due to death or disability, then the employee may require Holdings to purchase such shares for $80.00 per share until August 31, 1995 and at a fair market value thereafter. At March 1, 1997,
     45.0 shares were issued and outstanding under stock purchase agreements.

     On December 12, 1997, the Company's Plan was confirmed in Bankruptcy Court whereby the reorganized company will emerge and issue approximately 10 million common shares of stock to the various claim holders pursuant to the terms of the Plan. The stockholders in the Company will receive no recovery nor will they be issued any shares in the reorganized company under the Plan.


11.  PUT AGREEMENTS:

     Effective November 12, 1993 Holdings entered into Put Agreements ("Put") with four existing shareholders. The Put provided Holdings an option to sell 375.01 shares of its Class E preferred stock at an aggregate purchase price of $50.0 million. In consideration for the Put, Holdings paid fees of $3.4 million to the four shareholders. The Put was exercisable upon the execution by the Company of a purchase agreement to acquire a company in a business similar to Camelot. The Put, pursuant to its original terms, expired on December 31, 1995.


12.  FAIR VALUE OF LONG-LIVED ASSETS:

     Management identified significant adverse changes in the Company's business climate late in the 3rd quarter of the fifty-three weeks ended March 2, 1996 that persisted subsequent to year end. These changes were largely due to increasing competition in the Company's marketplace, which led to operating results and forecasted future results that were less than previously planned. These factors led to the conclusion that there was a potential impairment in the recorded value of goodwill and certain property, plant and equipment.

     Management performed an analysis of the recoverability of its long-lived assets based upon a variety of valuation methods including discounted cash flow and EBITDA multiples. In management's judgment, there was an impairment of certain of the Company's property, plant and equipment and the carrying value of the Company's goodwill should be reduced resulting in an impairment loss of $202,869 which is included in the accompanying fiscal 1995 statement of operations.

     As a result of the Company's financial performance and the Chapter 11 proceedings, the Company closed 73 locations during fiscal 1996. In addition, the Company has re-evaluated the carrying amount of its property, plant and equipment. Based on this evaluation, the Company determined that property, plant and equipment with a carrying amount of $17,152 was impaired, resulting in a write-down of $6,523 to estimated fair value, which amount is included in the Fiscal 1996 consolidated statement of operations.


13.  RESTRUCTURING CHARGE:

     In response to an increasingly competitive retail environment, the Company began a "reengineering" project during fiscal 1995 in order to lower costs through corporate overhead reductions and the identification of under performing stores. As part of this project, the Company identified required changes in corporate and retail operations and, therefore, assessed the realizable value of certain assets and the cost of restructuring measures. As a result, in Fiscal 1995, restructuring charges of $5,238 were recorded.


14.  REORGANIZATION EXPENSE:

     The net expense resulting from the Company's Chapter 11 filing has been segregated from expenses related to ordinary operations in the accompanying consolidated financial statements and includes the following for the fifty-two weeks ended March 1, 1997:


        Professional fees                                             $  4,866
        Write-off of financing costs                                    15,953
        Provision for store closing costs                                4,917
        Lease rejection damages                                          7,573
        Employment termination costs                                       803
        Write-off of capital lease obligation                           (1,677)
        Other expenses (net) directly related to bankruptcy                253
        Interest income                                                   (843)
                                                                      ---------
                   Total                                              $ 31,845
                                                                      ========

     Interest income is attributable to the accumulation of cash and cash equivalents subsequent to the petition date.

15.  LEASES:

     The Company leases its retail stores under noncancelable leases expiring in various years through fiscal 2007. Several of the leases are subject to renewal options under various terms.

     Minimum rental commitments are summarized as follows:


     FISCAL YEARS

     1997                                                $  24,001
     1998                                                   22,869
     1999                                                   21,103
     2000                                                   19,381
     2001                                                   17,217
     Thereafter                                             37,979
                                                         ---------
      Total minimum payments                             $ 142,550
                                                         =========

     Rental expense totaled $29,361, $33,404 and $30,189 for Fiscal years 1996, 1995 and 1994, respectively. Rental expense included contingent rentals of $2,187, $2,813 and $2,820 for Fiscal years 1996, 1995 and 1994, respectively. The contingent rentals are based on sales volume.

     The Company has received extensions of its time to assume or reject these leases from the Bankruptcy Court. The Company is in the process of negotiating lease term revisions with its landlords and evaluating each lease in terms of its ongoing operations.


16.  INCOME TAXES:

     The provision (benefit) for income taxes includes current and deferred income taxes as follows:



                                       FISCAL      FISCAL       FISCAL
                                        1996        1995         1994
                                    ----------- -----------  -----------

         Current taxes:
            Federal                  $    -      $     538  $    (3,465)
            State and local               -           (162)        (424)
                                    ----------- -----------  -----------
                                          -            376       (3,889)

         Deferred taxes:
            Federal                       -         -              6,081
            State and local               -             98           878
                                    ----------- -----------  -----------
                                          -             98         6,959
                                    ----------- -----------  -----------

                    Total            $    -      $     474   $     3,070
                                    ===========  ==========  ===========



     The effective rate of the provision for income taxes reconciles to the U.S. statutory rate as follows:



                                                                     FISCAL         FISCAL        FISCAL
                                                                      1996           1995          1994
                                                                  -------------  ------------- -------------
         Statutory tax rate                                               35.0%          35.0%       (35.0)%
         Goodwill amortization                                          -              -              15.8
         Corporate owned life insurance                                 -              -              (6.7)
         State taxes, net of federal benefits                           -              -              (1.7)
         Valuation allowance                                            -              -              48.1
         Due to uncertainty of utilization of net operating
               loss carryforwards, no current federal income
               tax expense (benefit) was recorded                        (35.0)         (34.9)       -
         Other adjustments, net                                         -                 0.1         (1.1)
                                                                  -------------  ------------- -------------
         Effective tax rate                                                0.0%           0.2%        19.4%
                                                                  =============  ============= =============

     The Company had total deferred tax assets, prior to valuation allowance, of $55,989 and $39,141 and deferred tax liabilities of $192 and $1,802 at March 1, 1997 and March 2, 1996, respectively. Included in such amount, at March 1, 1997, the Company had net operating loss carryforwards of $76 million for federal and state income tax purposes that expire in years 2010 through 2012. For financial reporting purposes, a valuation allowance of $28 million has been recognized to offset the deferred tax assets related to the net operating loss carryfowards. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

     On December 12, 1997, as described in Note 2, the Plan was confirmed. Accounting for the emergence from bankruptcy will result in a reduction in net operating loss carryforwards and the related deferred tax assets and a corresponding reduction in the valuation allowance. These reductions will have no impact on current or future earnings or on cash flows.

     Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                             FISCAL    FISCAL
                                                              1996      1995
                                                           --------  --------
        Net current deferred income tax assets:
           Inventory reserves                              $  2,775     2,207
           Reorganization costs                               4,967     -
           Other, net                                         3,986     3,163
                                                           --------  --------
                                                             11,728     5,370

        Net long-term deferred income tax assets:
           Depreciation differences                           4,361     2,022
           Amortization of financing fees                     5,749       287
           Net federal and state operating
           loss carryforwards                                28,306    23,860
           Leases                                             2,265     2,418
           Other, net                                         3,388     3,382
                                                           --------  --------
                                                             44,069    31,969
                                                           --------  --------
           Valuation allowance                              (55,797)  (37,339)
                                                           --------  --------
           Net deferred tax assets on consolidated
           balance sheet                                   $   -     $   -
                                                           ========= ========


17.  COMMITMENTS AND CONTINGENCIES:

     The Company's contingencies are generally subject to the effects of the Chapter 11 proceedings, which are discussed in Note 2. The following discussion does not purport to reflect or provide for all the consequences of the ongoing Chapter 11 proceedings. Primarily due to the uncertainty concerning the ultimate outcome of the Chapter 11 proceedings, the ultimate liability and effect on the financial statements from such matters cannot currently be determined.

     OTHER CLAIMS AND LEGAL ACTION: The Company is a party to various other claims, legal actions and complaints arising in the ordinary course of its business, including proposed assessments by the Internal Revenue Service aggregating approximately $7.9 million of which the Company has accrued $0.8. In the opinion of management, all such matters not accrued for are without merit or involve such amounts that unfavorable disposition will not have a material impact on the financial position or results of operations of the Company.

     SELF-INSURANCE COMMITMENTS: The Company is self-insured with respect to workers' compensation benefits within the State of Ohio and medical benefits for all of its employees. The Company maintains insurance coverage for workers' compensation claims in excess of $300 per incident and for annual medical claims in excess of $75 per employee.

     MANAGEMENT CONSULTING AGREEMENT: The Company entered into a five year management consulting agreement with INVESTCORP. Fees under this agreement are $500 per year payable annually, in advance, with the first three years paid on November 12, 1993. The final two year payment has not been paid to INVESTCORP as a result of the Chapter 11 proceedings.


18.  ELECTIVE SAVINGS AND PROFIT SHARING PLAN:

     The Company sponsors an Elective Savings 401(k) and Profit Sharing Plan. The Plan covers substantially all employees and provides for a 22.5% to 50% matching contribution of employee elective contributions up to a maximum of 10% of wages, not to exceed the statutory limit. Such matching contributions were approximately $309, $266 and $334 in Fiscal 1996, 1995 and 1994, respectively. The Company may, at the discretion of the Board of Directors, contribute additional funds to the Plan as deemed appropriate. No such contributions were made during Fiscal 1996 and 1995, respectively, and $200 were made in Fiscal 1994.


19.  SUBSEQUENT EVENTS:

     ACQUISITION OF THE WALL: On December 10, 1997 the Company signed an Asset Purchase Agreement to acquire The Wall Music, Inc. ("The Wall") for $26,000 plus net working capital assets transferred at the date of closing which are projected to be approximately $47,000. The Wall is a mall-based music store chain that operates over 150 stores in the Mid-Atlantic region of the United States. This transaction is anticipated to close in late Fiscal 1997. The acquisition will be accounted for by the purchase method of accounting.

     CONFIRMATION OF PLAN OF REORGANIZATION: See Note 2 to the consolidated financial statements.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

          The Plan of  Reorganization  was  confirmed  on December  12, 1997 and became effective on January 27, 1998. The following unaudited Pro Forma Financial Information is based on the Consolidated Financial Statements of the Company as of November 29, 1997, for the thirty-nine week period ended November 29, 1997 and for the fifty-two week period ended March 1, 1997. The Pro Forma Condensed Consolidated Balance Sheet has been adjusted to give effect to the Plan of Reorganization which became effective on January 27, 1998 as if it had become effective on November 29, 1997. The Pro Forma Condensed Consolidated Statements of Operations have been adjusted to give effect to the Plan of Reorganization as if it became effective on March 2, 1996. The unaudited pro forma consolidated financial statements include certain adjustments, which management believes are reasonable, to the historical consolidated financial statements of the Company to give effect to certain assumptions described in Notes to Pro Forma Financial Information. The assumptions do not purport to reflect all of the effects that would have occurred had the Plan of Reorganization become effective on March 2, 1996. The pro forma adjustments were made to reflect the Company's adoption of "fresh-start" accounting as prescribed by AICPA Statement of Position ("SOP") 90-7, "Financial Reporting by Entities Under the Bankruptcy Code."

          The unaudited Pro Forma Condensed Consolidated Statements of Operations do not purport to be indicative of the results of operations of the Company had the Plan of Reorganization become effective on March 2, 1996 nor of the future results of operations of the Company. The unaudited pro forma condensed consolidated statements should be read in conjunction with the audited Consolidated Financial Statements and the unaudited Interim Condensed Consolidated Financial Statements, in each case including the Notes thereto, included elsewhere herein.

CAMELOT MUSIC HOLDINGS, INC. AND SUBSIDIARY

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)
November 29, 1997
(in thousands of dollars)


                ASSETS

                                                   PREDECESSOR                                                            PRO FORMA
                                                   HISTORICAL       DEBIT                       CREDIT                   AS ADJUSTED
                                                   ----------    ----------                   ----------                ------------
Current assets:
    Cash and cash equivalents                      $  45,689                                  $ (8,116)(a)(b)(c)(d)(k)        37,573
    Accounts receivable                                3,099                                                                   3,099
    Inventories                                      141,106                                                                 141,106
    Deferred income taxes                             -          $   7,800(f)(g)                                               7,800
    Other current assets                               2,027                                                                   2,027
                                                   ----------    ----------                   ----------                  ----------
          Total current assets                       191,921         7,800                       (8,116)                     191,605
                                                   ----------    ----------                   ----------                  ----------
Property, plant and equipment, net                    46,671                                     (1,500)(e)(f)                45,171
                                                   ----------    ----------                   ----------                  ----------
Other non-current assets:
    Goodwill, net of accumulated amortization         39,693                                  (39,693)(e)(f)(g)(h)                 -
    Other intangible assets, net                      -             16,372(d)(e)(f)(g)(h)(k)                                  16,372
    Deferred  income taxes                            -             11,200(f)(g)                                              11,200
    Other assets                                         876                                                                     876
                                                   ----------    ----------                   ----------                   ---------
          Total other non-current assets              40,569        27,572                      (39,693)                      28,448
                                                   ----------    ----------                   ----------                   ---------
          Total assets                             $ 279,161     $  35,372                    $ (49,309)                   $ 265,224
                                                   ==========    ==========                   ==========                   =========

LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY


Current liabilities:
    Accounts payable, trade                        $  42,024                                                        $  42,024
    Accrued expenses and other liabilities            22,896     $    (908)(a)(b)                                      21,988
                                                   ----------    ----------                   ----------            ---------
          Total current liabilities                   64,920          (908)                                            64,012
                                                   ----------    ----------                   ----------            ---------
Long-term liabilities:
    Other long-term liabilities                        7,920        (1,150)(a)(c)                                       6,770
                                                   ----------    ----------                   ----------            ---------
          Total long-term liabilities                  7,920        (1,150)                                             6,770
                                                   ----------    ----------                   ----------            ---------
Liabilities subject to compromise                    485,296      (485,296) (d)                                             -
                                                   ----------    ----------                   ----------            ---------
          Total liabilities                          558,136      (487,354)                                            70,782


Stockholders' (deficit) equity:
    New common stock                                       -                                   $    102(f)(h)             102
    Common stock                                          10           (10)(f)(h)                                        -
    Additional paid-in capital                        79,990                                    114,350(a)(f)(h)      194,340
    Accumulated deficit                             (358,975)     (120,763)(f)(h)               479,738 (a)(d)           -
                                                   ----------    ----------                   ----------            ----------
          Total stockholders' (deficit) equity:     (278,975)     (120,773)                     594,190               194,442
                                                   ----------    ----------                   ----------            ----------
          Total liabilities and stockholders'
          (deficit) equity                         $ 279,161     $(608,127)                   $ 594,190             $ 265,224
                                                   ==========    ==========                   ==========            ==========

        See notes to pro forma consolidated financial statements.

CAMELOT MUSIC HOLDINGS, INC. AND SUBSIDIARY

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED) for the 39 weeks ended November 29, 1997
(in thousands of dollars, except per share data)


                                                                     PREDECESSOR                                          PRO-FORMA
                                                                      HISTORICAL        DEBIT            CREDIT          AS ADJUSTED
    Net sales                                                          $ 260,340       $ (3,861)(i)                       $ 256,479
                                                                       ----------      ---------       ---------          ----------
    Cost and expenses:
           Cost of sales                                                 170,966                       $ (3,644)(i)         167,322
           Selling, general and administrative                            80,573                         (1,079)(i)          79,494
           Depreciation and amortization                                  16,842            595 (l)      (1,854)(i)(l)       15,583
                                                                       ----------      ---------       ---------          ----------
                  Total cost and expenses                                268,381            595          (6,577)            262,399
                                                                       ----------      ---------       ---------          ----------
                  Loss before interest and other
                  expenses (net) and reorganization expense               (8,041)        (4,456)          6,577              (5,920)
                                                                       ----------      ---------       ---------          ----------

    Interest and other expenses, net:
           Interest expense                                                  186                           (186)(n)            -
           Amortization of financing fees                                    344             94(k)         (344)(j)              94
           Other                                                          (3,972)                                            (3,972)
                                                                       ----------      ---------       ---------          ----------
                  Total interest and other expenses, net                  (3,442)            94            (530)             (3,878)
                                                                       ----------      ---------       ---------          ----------
                  Loss before reorganization expense                      (4,599)        (4,550)          7,107              (2,042)

    Reorganization expense                                                 6,072         (6,072)(o)                               -
                                                                       ----------      ---------                          ----------
                  Loss before income taxes                               (10,671)        13,179          (6,072)(o)          (2,042)

    Provision for income taxes                                            -                                                   -
                                                                       ----------      ---------       ---------          ----------
                  Net loss                                             $ (10,671)      $  3,266        $  5,957           $  (2,042)
                                                                       ==========      =========       =========          ==========

     Net loss per common share:
        Basic                                                                                                            $( 0.21)(p)
                                                                                                                         ===========
        Diluted                                                                                                          $( 0.21)(p)
                                                                                                                         ===========
        Average-weighted number of
          shares outstanding                                                                                              9,835,559
                                                                                                                         ===========




      See notes to pro forma consolidated financial statements.

CAMELOT MUSIC HOLDINGS, INC. AND SUBSIDIARY

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED) for the 52 weeks ended March 1, 1997
(in thousands of dollars, except per share data)



                                                                     PREDECESSOR                                         PRO FORMA
                                                                      HISTORICAL      DEBIT          CREDIT             AS ADJUSTED
                                                                       ----------   ----------       ---------         ------------
 Net sales                                                             $ 396,502    $ (25,241)(m)                         $ 371,261
                                                                       ----------   ----------       ---------            ----------
 Cost and expenses:
           Cost of sales                                                 263,072                     $(16,799)(m)           246,273
           Selling, general and administrative                           117,558                       (8,731)(m)           108,827
           Depreciation and amortization                                  23,290          793(l)       (3,468)(l)(m)         20,615
           Write-down of long-lived assets                                 6,523                       (4,194)(m)             2,329
                                                                       ----------   ----------       ---------            ----------
                     Total cost and expenses                             410,443          793         (33,192)              378,044
                                                                       ----------   ----------       ---------            ----------
                     Loss before interest and other expenses (net),
                     reorganization expense and income taxes             (13,941)     (26,034)         33,192                (6,783)
                                                                       ----------   ----------       ---------            ----------

 Interest and other expenses, net:
           Interest expense                                               17,418                      (17,418)(n)              -
           Amortization of financing fees                                  1,856          125(k)      (1,856)(j)                125
           Other                                                            (696)                                              (696)
                                                                       ----------   ----------       ---------            ----------
                     Total interest and other expenses, net               18,578          125        (19,274)                  (571)
                                                                       ----------   ----------       ---------            ----------
                     Loss Before Reorganization Expense                  (32,519)     (26,159)         52,466                (6,212)

 Reorganization expense                                                   31,845                      (31,845)(o)                 -
                                                                       ----------   ----------       ---------            ----------
                     (Loss) before income taxes                           64,364      (26,159)         84,311                (6,212)

 Provision for income taxes                                               -                                                  -
                                                                       ----------   ----------       ---------            ----------
                     Net loss                                          $ (64,364)   $ (26,159)       $ 84,311             $  (6,212)
                                                                       ==========   ==========       =========            ==========

     Net loss per common share:
        Basic                                                                                                            $( 0.63)(p)
                                                                                                                         ===========
        Diluted                                                                                                          $( 0.63)(p)
                                                                                                                         ===========
        Average-weighted number of
          shares outstanding                                                                                              9,835,559
                                                                                                                         ===========





   See notes to pro forma consolidated financial statements.

               NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION


          As of the effective date of the Plan of Reorganization, the Company will adopt "fresh-start" accounting as prescribed by AICPA Statement of Position ("SOP") 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code". Under the provisions of fresh-start accounting:

          The reorganization value of the Company will be allocated to the Company's assets in conformity with the procedures specified by Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations", for transactions reported on the basis of the purchase method. Each liability existing at the plan confirmation date, other than deferred income taxes, will be stated at present value of amounts to be paid determined at appropriate current interest rates. Deferred income taxes will be reported in conformity with the liability method of accounting for income taxes. Additionally, the effects of the adjustments on the reported amounts of individual assets and liabilities resulting from the adoption of fresh-start reporting and the effects of the forgiveness of debt will be reflected in the predecessor company's final consolidated statement of operations. Forgiveness of debt, if any, will be reported as an extraordinary item. Adopting fresh-start reporting will result in a new reporting entity with no beginning retained earnings or deficit.

(a) To reflect cash payments made upon emergence from bankruptcy pursuant to the Plan of Reorganization.

(b) To reflect cash payments made upon emergence from bankruptcy for retention and emergence bonuses. An additional $543 retention bonus and $435 emergence bonus will be paid out in the future pursuant to the Plan of Reorganization.

(c) To reflect cash payment for Supplemental Employee Retirement Plan liability pursuant to the Plan of Reorganization.

(d) To reflect extraordinary gain on discharge of debt.

(e) To reflect estimated adjustment to property plant and equipment based on preliminary assessment of fair market value.

(f) To eliminate predecessor goodwill and reflect identified intangible assets. It should be noted that the final allocation of the reorganization value may be significantly different based on final analysis of fair market value of inventories, property, plant and equipment, other intangible assets and lease obligations.

(g) To establish deferred income tax assets using the liability method of accounting for income taxes related to the basis differences created by fresh-start accounting. Based upon the level of projected future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of deductible differences.

(h) To reflect elimination of predecessor common stock and accumulated deficit and issuance of new common stock and additional paid in capital in the reorganized company.

(i) To reflect adjustment for results of 10 stores closed in conjunction with the Plan of Reorganization. The adjustment to cost of sales reflects $1,150 of lost vendor discounts due to several vendors disallowing discounts during the reorganization.

(j) To reflect elimination of predecessor financing costs amortization expense.

(k) To reflect financing costs paid upon emergence from bankruptcy for the New Working Capital Facility and to amortize these costs on a straight-line basis over four years.

(l) To reflect elimination of amortization on predecessor goodwill and to amortize other intangible assets on a straight-line basis over 20 years.

(m) To reflect adjustment for results of 83 stores closed in conjunction with the reorganization. The adjustment to cost of sales also reflects $731 of lost vendor discounts due to several vendors disallowing discounts during the reorganization.

(n) To reflect elimination of interest expense. Management has estimated that had the restructuring occurred on March 2, 1996, no borrowings would have been necessary during fiscal 1996.

(o) To eliminate the net expense resulting from the Company's Chapter 11 filing.

(p) Basic earnings per share is computed by dividing the loss available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing the loss available to common shareholders by the weighted average number of common shares outstanding plus the number of additional common shares that would have been outstanding if options for the Company's stock would have been exercised.

                                   SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



Dated:  February 13, 1998



                                CAMELOT MUSIC HOLDINGS, INC.

                                         (Registrant)



                                By:  /s/ Jack K. Rogers
                                   ----------------------------
                                   Name:  Jack K. Rogers
                                   Title: Executive Vice President,
                                          Chief Operating Officer and Secretary


                                  EXHIBIT INDEX
                                                                                          PAGE
                                                                                          ----
2.1  Second Amended Joint Plan of Reorganization, dated November 7, 1997.............     62

2.2  Asset Purchase  Agreement by and among Camelot Music, Inc., The Wall Music,
     Inc., and WH Smith Group  Holdings  (USA),  Inc.,  dated as of December 10,
     1997.............................................................................    88

2.3  Assignment of Purchase Agreement.................................................    123

3.1  Second Amended and Restated Certificate of Incorporation of the Registrant.......    124

3.2  Amended and Restated Bylaws of the Registrant....................................    128

4.1  Specimen certificate of Common Stock.............................................    135

10.1 Revolving  Credit  Agreement,  dated as of January 27, 1998,  among Camelot
     Music,  Inc.,  the several  lenders named  therein and The Chase  Manhattan
     Bank, as agent for the lenders....................................................   138

10.2 Registration  Rights Agreement,  dated as of January 27, 1998, by and among
     the Registrant and the security holders named therein.............................   186

10.3 Second Amended and Restated  Employment  Agreement,  dated as of January 1,
     1998, between Camelot Music, Inc. and James E. Bonk...............................   216

10.4 Camelot Music Holdings, Inc. 1998 Stock Option Plan...............................   224

21.1 Subsidiaries of the Registrant....................................................   239

27.1 Financial Data Schedule...........................................................   240